As filed with the Securities and Exchange Commission on May 30, 1997

                                            Registration No. 333-

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               ___________________
                                    FORM S-1
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933
                               ___________________
                              Trailer Bridge, Inc.
             (Exact name of Registrant as specified in its charter)
           Delaware                  4213                 13-3617986
       (State or other        (Primary Standard        (I.R.S. Employer
       jurisdiction of            Industrial         Identification No.)
       incorporation or      Classification Code
        organization)              Number)

                   9550 Regency Square Boulevard, Suite 500
                         Jacksonville, Florida  32225
                                (904) 724-4400
      (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)
                           _______________________
                                Ralph W. Heim
                    President and Chief Operating Officer
                             Trailer Bridge, Inc.
                   9550 Regency Square Boulevard, Suite 500
                         Jacksonville, Florida  32225
                                (904) 724-4400
     (Name, address, including zip code, and telephone number, including area code, of agent for service)
                        ______________________________
                                  Copies to:
     William G. Gotimer,     Linda Y. Kelso, Esq.    Bruce E. Macdonough, Esq.
          Jr., Esq.            Foley & Lardner       Greenberg, Traurig,
     Trailer Bridge, Inc.      200 Laura Street     Hoffman, Lipoff, Rosen
    500 Park Avenue         Jacksonville, Florida      & Quentel, P.A.
       Suite 540                    32202            1221 Brickell Avenue
     New York, New York         (904) 359-2000      Miami, Florida  33131
          10022
     (212) 935-9518                                    (305) 579-0500
                          ____________________________

        Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[_]
        If delivery of this prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                          ____________________________
                         CALCULATION OF REGISTRATION FEE

                                      Proposed Maximum        Amount of
        Title of Each Class of      Aggregate Offering       Registration
     Securities to be Registered          Price(2)              Fee(1)

    Common Stock, $.01 value  . .      $31,000,000.00         $9,393.94

   (1) Includes _______ shares of Common Stock issuable upon exercise of an over-allotment option granted to the Underwriters.
   (2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933.
                             ______________________

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                                       Subject to Completion
                                                       May 30, 1997
                          __________ Shares
                         TRAILER BRIDGE, INC.
                             Common Stock

       All of the shares of Common Stock offered hereby are being sold by Trailer Bridge, Inc. ("Trailer Bridge" or the "Company").
   Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $_______ and $________ per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The Company has made application for the Common Stock to be quoted on the Nasdaq National Market under the symbol "TRBR."

                   _______________________________________

       The Common Stock offered hereby involves a high degree of risk. See "Risk Factors" beginning on page ___.

                   _______________________________________

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
   REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                              Price                      Underwriting                    Proceeds
                                                to                      Discounts and                       to
                                              Public                     Commissions                    Company(1)

      Per Share . . . . . . . . .            $                            $                              $

      Total(2)  . . . . . . . . . $                            $                               $

      (1) Before deducting expenses of the offering estimated at $________________.

      (2) The Company has granted the Underwriters a 30-day option to purchase up to an additional ___________ shares of Common Stock solely to cover over allotments, if any. To the extent that the option is exercised, the Underwriters will offer the additional shares to the public at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $__________, $_________ and $_________, respectively.  See "Underwriting."

                     _______________________________________

      The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the offices of Alex. Brown & Sons Incorporated, Baltimore, Maryland, on or about ___________________, 1997.

                             ALEX. BROWN & SONS
                                INCORPORATED

             The date of this Prospectus is __________________, 1997.

   INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH
   THE SECURITIES AND EXCHANGE COMMISSION.  THESE SECURITIES MAY NOT BE
   SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN
   OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE
   ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

   [Inside front cover pictures; multiple photographs showing sequential movement of freight]
















      CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING BY ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS OR IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

      The Company intends to furnish its stockholders with annual reports containing audited financial statements and an opinion thereon expressed by independent certified public accountants and with quarterly reports for the first three quarters of each year containing unaudited financial information.

                               PROSPECTUS SUMMARY

      The following summary is qualified in its entirety by the more detailed information and the financial statements and notes thereto appearing elsewhere in this Prospectus. Except as otherwise specified, all information in this Prospectus assumes (i) a 20,000-for-one split of the shares of Common Stock and (ii) no exercise of the Underwriters' over-allotment option. See "Underwriting."

                                   The Company

      Trailer Bridge, headquartered in Jacksonville, Florida, is an integrated trucking and marine freight carrier that currently provides truckload freight transportation primarily between the continental U.S. and Puerto Rico. Founded in 1991 by transportation pioneer Malcom P. McLean, the Company combines an efficient and dedicated motor carrier with a low cost barge and tug marine transportation system. Trailer Bridge is the only company to operate marine vessels fully configured to carry 48' and 53' long, 102" wide, "high-cube" trailers. This configuration enables the Company to achieve equipment utilization rates and other operating efficiencies not readily available to traditional ocean carriers that primarily use smaller capacity equipment, such as 40' containers. The Company believes that as a result of these and other efficiencies, its total unit costs per mile are the lowest of any carrier operating between the U.S. and Puerto Rico.

      Trailer Bridge intends to achieve significant growth by providing the lowest cost freight transportation service to markets well suited to its high-cube integrated truckload and marine freight system. Based on volume and pricing data, the Company believes there are a number of markets in which the Company's unique transportation system can provide superior full load service at a significant cost advantage over existing modes of truckload and rail intermodal transportation.

      Trailer Bridge's differentiated service quickly gained the acceptance of U.S. to Puerto Rico shippers, leading to rapid growth and high equipment utilization. In 1993, the Company's first full year of operation, Trailer Bridge achieved a 93% outbound (U.S. to Puerto Rico) vessel utilization rate and captured 5% of the U.S. to Puerto Rico marine freight market. In response to the rapid market share gains experienced by Trailer Bridge, in 1996 the Company increased its vessel capacity by 56% by inserting midsections ("mid-bodies") into its two existing barges, increasing the capacity of each barge from 266 to 416 48' equivalent truckload units.

      Trailer Bridge will increase its vessel capacity by an additional 56% in late 1997 and early 1998 when it takes delivery of two 408' long container carrying barges designed specifically for the Company's integrated truckload marine transportation system and bearing the Company's "Triplestack Box Carrier/TM/" trade name. The Triplestack Box Carriers/TM/ are versatile, low-draft vessels that have a capacity of 213 53' containers, stacked three-high on a single deck. Construction of these two vessels began in March 1997 and, upon their completion, they are expected to be deployed in the Company's existing Puerto Rico freight operation. Trailer Bridge also intends to contract for the construction of three additional Triplestack Box Carriers/TM/ which it intends to deploy in coastwise service between New York and Florida. The Company also intends to investigate other marine markets which are well suited for its unique, cost-efficient transportation service, such as from the continental U.S. to Hawaii or Alaska. Management believes that shippers' ongoing attempts to reduce distribution costs have resulted in a number of trends that provide significant growth opportunities for low-cost freight cargo companies such as Trailer Bridge. These trends include (i) core carrier consolidation in which shippers "partner" with a small base of carriers, (ii) intermodalism, as shippers shift between transport sectors, and (iii) logistics outsourcing.

      Management believes that the Company's principal competitive strengths are:

      Significant Operating Cost Advantage. Trailer Bridge believes it is the lowest cost provider of freight transportation between the U.S. and Puerto Rico. Lower overall operating costs are achieved through significantly higher equipment utilization and lower marine linehaul costs than those of traditional ocean carriers. The Company's inland trucking operation achieves significantly higher equipment utilization and lower unit trucking costs by using 48' and 53' high-cube trailers. These trailers provide customers with over 50% more interior capacity than 40' marine containers but with similar inland trucking costs. The Company's marine system uses towed ocean-going barges instead of self-propelled container ships to deliver equivalent units of capacity at significantly lower capital and operating costs.

      Domestic Truckload Operations. The Company is the only carrier using a fleet of company-owned and leased tractors and high-cube dry van trailers to provide transportation services between the continental U.S. and Puerto Rico. By using high-cube equipment, the mainstay of the domestic truckload industry, and a centralized dispatch system, the Company can more effectively compete for and obtain domestic non-Puerto Rico truckload freight while repositioning equipment for Puerto Rico shipments. As a result, the Company operates with lower empty miles and higher equipment utilization than its competitors in the Puerto Rico trade.

      Centralized Operation in Strategic Location. Trailer Bridge operates a centralized truckload operation from its headquarters in Jacksonville. Because approximately 70% of the Company's truckload freight is dispatched through Jacksonville on a regular schedule to meet weekly barge sailings to Puerto Rico, the Company is able to achieve maintenance and other operating efficiencies and higher driver retention. Additionally, the Company's centralized Jacksonville headquarters is strategically located near key southern rail and highway endpoints which connect U.S. cities to Puerto Rico and other Caribbean points.

      Emphasis on U.S. Domestic Ocean Trade. The Company will continue to concentrate its marine operations in markets protected by the Jones Act. The Jones Act prevents foreign-built or foreign-crewed vessels from competing in ocean trade between ports in the U.S., including the non-contiguous areas of Puerto Rico, Alaska, Hawaii and Guam.

      Experienced Management Team. The Company's officers and directors have extensive experience in the transportation industry, including an average of over five years with the Company. The scope of management experience at Trailer Bridge is well balanced between both trucking and marine transportation.

      Trailer Bridge's strategy for continuing its profitable growth includes
   (i) increasing capacity in its Puerto Rico service by 56% with the addition of two new barges called Triplestack Box Carriers/TM/ designed specifically for the Company to carry 53' containers, (ii) initiating a new coastwise marine transportation system offering twice-weekly service from New York to Florida utilizing three Triplestack Box Carriers/TM/ to be built in 1998, and (iii) initiating marine service to other Jones Act protected markets such as Hawaii and Alaska and other offshore markets.

      Trailer Bridge was incorporated under the laws of Delaware in August 1991. The Company's headquarters is located at 9550 Regency Square Blvd, Jacksonville, Florida 32225, and its telephone number is (800) 554-1589.



                                  The Offering

    Common Stock offered hereby . . . . . . . . . . . ____________ shares

    Common Stock to be outstanding
    after the offering  . . . . . . . . . . . . . . . ____________ shares (1)

    Use of Proceeds . . . . . . . . . . . . . . . . . To purchase revenue equipment, fund a
                                                      dividend to existing
                                                      stockholders, reduce
                                                      indebtedness and
                                                      increase working
                                                      capital.  See "Use of
                                                      Proceeds."

    Proposed Nasdaq National Market Symbol  . . . . . TRBR

   (1) Excludes 1,000,000 shares of Common Stock reserved for issuance to employees under the Company's Incentive Stock Plan (of which options to purchase 600,000 shares at the initial public offering price have been granted, subject to consummation of the offering). See "Management - Incentive Stock Plan."


                          Summary Financial and Operating Data
               (In thousands, except share amounts and operating data)



                                                                                               Three Months
                                                                                                  Ended
                                              Year Ended December 31,                            March 31,
                                      1992       1993       1994      1995       1996         1996      1997

   Statement of Operations Data:
     Operating revenues  . . . .    $ 38,778   $ 67,613   $ 72,192   $62,531   $63,148       $14,568   $16,446
     Operating income (loss)   .      (9,309)     5,094      6,175     8,778     4,425           966     1,748
     Nonoperating expense (net).        (864)      (944)    (1,805)   (1,314)   (1,015)         (256)     (264)
                                    --------   --------   --------   -------   -------        ------   -------
     Income (loss) before
       provision and pro forma
       provision (benefit) for
       income taxes  . . . . . .     (10,173)     4,150      4,370     7,464     3,410           710     1,484
     Provision for income taxes           --          9         12        67        39             8        29
                                    --------   --------   --------   -------   -------        ------   -------

     Pro forma provision (benefit)
       for income taxes(1). . .       (3,860)     1,615      2,015     3,037     1,298           259       546

     Pro forma net income
       (loss)(1) . . . . . . . .    $ (6,313)  $  2,526   $  2,343   $ 4,360   $ 2,073       $   443   $   909
                                    ========   ========   ========   =======
     Pro forma net income (loss)
       per common share(1) . . .    $   (.63)  $    .25   $    .23   $   .51   $   .24       $   .05   $   .11
                                    ========   ========   ========   =======   =======       =======   =======
     Weighted average shares
       outstanding . . . . . . .      10,000     10,000     10,000     8,512     8,500         8,500     8,500

   Operating Data:
     Operating ratio(2)  . . . .       124.0%      92.5%      91.4%     86.0%     93.0%         93.4%     89.4%
     Vessel utilization outbound        60.1%      93.5%      90.9%     96.0%     88.4%(3)      96.3%     78.1%(3)
     Vessel utilization inbound.        12.1%      36.6%      52.8%     51.6%     42.0%(3)      59.8%     33.6%(3)
     Overall vessel capacity
       utilization . . . . . . .        36.1%      65.0%      71.8%     73.8%     65.3%(3)      78.1%     55.8%(3)
     Tractor loaded mile
       percentage  . . . . . . .        77.3%      87.1%      86.2%     81.0%     81.5%         83.0%     80.5%
     Weighted average tractors .         178        199        256       187       163           174       154
     Weighted average trailers .         923      1,629      1,605     1,458     1,762         1,400     1,983

                                                                                                 March 31, 1997
                                                                                                            As
                                                                                              Actual    Adjusted(4)
   Balance Sheet Data:
     Working capital (deficit)   . . . . . . . . . . . . . . . . . . . . . . . . . .        $ (2,823)    $
     Net property and equipment  . . . . . . . . . . . . . . . . . . . . . . . . . .          14,349       _______
     Total assets    . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          26,440       _______
     Long-term debt, capital lease obligations, including current portion,
       and due to affiliate  . . . . . . . . . . . . . . . . . . . . . . . . . . . .          15,242       _______
     Stockholders' equity  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           6,314       _______

   ________________________________

   (1) Since January 1, 1992, the Company has operated as an S Corporation under the Internal Revenue Code and the laws of the states that recognize S Corporation status. As a result, the Company's taxable earnings were taxed directly to the Company's then-existing stockholders. Pro forma net income assumes that the Company was subject to federal and state income taxes and was taxed as a C corporation at the effective tax rates that would have applied for all periods. See Note 1 to the Financial Statements. With the closing of the offering, the Company will become subject to federal and state income taxes. The pro forma statement of operations data do not give effect to a non-cash charge (that would have been approximately $650,000 at March 31, 1997) in recognition of deferred income taxes that will result from the termination of the Company's S Corporation status upon effectiveness of the offering.
   (2)  Operating expenses as a percentage of revenue.
   (3) Vessel capacity outbound to Puerto Rico and inbound to the U.S. increased in 1996 from 266 to 416 48' trailer equivalents.
   (4) Adjusted to reflect (i) the sale of _________ shares of Common Stock offered by the Company at an assumed price of $_________ per share and the application of the estimated net proceeds therefrom as described under "Use of Proceeds," and (ii) a non-cash charge (that would have been approximately $650,000 at March 31, 1997) that will result from the termination of the Company's S Corporation status. See "S Corporation Status."

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following risk factors should be considered carefully in evaluating an investment in the Company's Common Stock.

   Operations Dependent on Limited Fleet and Special Loading Structures

     The Company's current operations are dependent upon two vessels and triple deck loading ramps at the Company's port facilities in Jacksonville, Florida and San Juan, Puerto Rico, the loss of any of which could have a material adverse effect on the Company. The operation of any marine vessel involves the risk of catastrophic events due to various perils of sea. In addition, port facilities in Jacksonville and San Juan are vulnerable to the risk of hurricanes. In the event of either a total loss of or major damage to any vessel or ramp, there can be no assurance that the Company could locate a suitable replacement, or if available, that such replacement could be obtained on suitable terms. The Company also would be adversely affected if unexpected maintenance or repairs were required for any vessel or ramp, all of which have been specially configured for the Company. The Company does not maintain business interruption insurance. Accordingly, there can be no assurance that the loss of, damage to or significant required repair to any of the Company's vessels or port facilities in the future would not have a material adverse effect on the Company.

   Current Reliance on Single Market

     Most of the Company's present revenue comes from freight moving either to or from Puerto Rico. The Company's current results are therefore affected by economic conditions and business cycles in Puerto Rico that may or may not be similar to those in the U.S. The Company's present reliance on the Puerto Rico market makes it susceptible to changes that it would not otherwise be exposed to if it operated in a more geographically diverse market, including a downturn in the local economy, local economic and competitive factors, changes in government regulations and political changes. The U.S. Congress has passed legislation that establishes a phase-out of Section 936 of the Internal Revenue Code, which allowed for favorable U.S. tax treatment of profits resulting from manufacturing operations in Puerto Rico. This favorable tax provision contributed to economic growth in Puerto Rico in the past by enticing U.S. corporations to establish manufacturing operations in Puerto Rico. Any change in Puerto Rico's political status with the U.S., or the ongoing debate on such status, could affect the economy of Puerto Rico. The ultimate effect of the phase-out of Section 936 or of possible changes in Puerto Rico's governmental and political status is uncertain, but there can be no assurance that such issues will not adversely affect the Company.

   New Venture Risks

     A key element of the Company's strategy for future growth is to expand into new markets, including the domestic coastwise traffic lanes such as New York to Florida, while continuing to build the Company's presence in the Puerto Rico market. In addition, the Company's expansion in both the Puerto Rico and coastwise traffic lanes will be accomplished with its new Triplestack Box Carrier/TM/ vessels which will require the Company's acquisition of containers, chassis units and loading equipment that may not be compatible with the Company's existing vessels and revenue equipment. The planned use of Triplestack Box Carriers/TM/ and expansion into coastal traffic lanes are subject to risks of establishing a new business, including lack of experience, unforeseen design, operating and maintenance problems and lack of market acceptance. In the case of the coastwise traffic lanes, there is presently no comparable marine service and the Company will be competing with the rail intermodal and truckload industries. Many competitors in these industries have substantially greater financial resources, operate more equipment, or carry a larger volume of freight than the Company. Moreover, the expansion in Puerto Rico with the Triplestack Box Carriers/TM/ and the entry into new coastal traffic lanes will require new marketing strategies, additional personnel and a continuing evaluation of management structure. No assurance can be given that Trailer Bridge will be able to attract a sufficient number of customers at freight rates that result in profitable operations in Puerto Rico and the new traffic lanes and markets it expects to expand into in the future. See "Business - Growth Strategy."

   Ship Construction Risks

     The Company has entered into a fixed price contract for the Company's two Triplestack Box Carriers/TM/, and construction has commenced with the first vessel scheduled for delivery in November 1997 and the second vessel scheduled for delivery two months later. No assurance can be given that there will be no changes in the contract specifications, either as required by various regulatory bodies or as requested by the Company, which result in an increase in construction cost and/or a delay in the delivery of the vessels. Construction of the Triplestack Box Carriers/TM/ also involves the risks associated with any large construction project, such as weather interference, labor shortages, work stoppages and unforeseen engineering problems, which could have the effect of increasing project costs and/or delaying delivery. During the construction of a vessel, as a matter of state law, laborers and others who perform services in connection with such construction may have liens against the vessel under construction.

   Rapid Growth of Business

     The Company expects to increase its capacity by approximately 56% between September 30, 1997 and January 31, 1998. This new vessel capacity will result in a need for additional revenue equipment and drivers. There can be no assurance that the Company will be able to attract and retain enough qualified drivers to operate planned additions to the equipment fleet. Further, expected growth, if achieved, may place a significant strain on the Company's management, working capital, and accounting and other operating systems. There is no assurance that such systems will be adequate to handle such growth or that operating margins will not be adversely affected by future changes in and expansion of the Company's business. Finally, the Company may be required to curtail its plans for growth due to changes in economic conditions.

   Potential Loss of Jones Act Protection

     The Company's marine operations are conducted in the U.S. domestic trade, which, by virtue of a set of federal laws known as the Jones Act, require that only U.S. built, owned and crewed vessels move freight between ports in the U.S., including the non-contiguous areas of Puerto Rico, Alaska, Hawaii and Guam. There have been repeated attempts to repeal these laws, and efforts to effect such repeal are expected to continue in the future. The Company is already subject to vigorous competition and potential additional competition in its marine operations, including competition by companies with financial resources greater than those of the Company that could be committed to the construction of new vessels in excess of market requirements. Repeal of the Jones Act could result in additional competition from vessels built in lower-cost foreign shipyards and manned by foreign nationals accepting lower wages than U.S. citizens. There is no assurance that such repeal, if it occurs, would not have a material adverse effect on the Company in the domestic trades it now serves or expects to serve in the future.

   Economic Factors

     The Company has no control over economic factors such as fuel prices, fuel tax, interest rate fluctuations, recessions, or customers' business cycles. Significant increases in fuel or other operating costs and interest rates, to the extent not offset by increases in freight rates, would adversely affect the Company's operating results. Economic recessions, temporary inventory imbalances, or downturns in customers' business cycles also could have a material adverse effect upon the operating results of the Company. If the resale value of the Company's revenue equipment were to decline, the Company could receive less upon the disposition of equipment or find it necessary to retain its equipment longer, with a resulting increase in operating expenses. The marine and trucking industries are cyclical with corresponding changes in revenue and profits. Changes in the level of economic growth as well as changes in the supply and demand of vessel and trucking capacity can impact both rates and resale values. The amount and timing of new vessel deliveries to competing carriers in the Puerto Rico market and rate reductions from increased capacity, excess capacity or slow market growth could result in rate instability that could have a material adverse effect upon the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

   Recruitment and Retention of Qualified Drivers

     Competition for drivers is intense in the trucking industry, and the Company occasionally experiences difficulty attracting and retaining enough qualified drivers. There is, and historically has been, an industry-wide shortage of qualified drivers, and this shortage could affect the quality and reliability of the Company's service, force the Company to significantly increase the compensation it pays to driver employees, curtail the Company's growth or otherwise affect the Company's profitability. Difficulty in attracting and retaining qualified drivers would have a material adverse effect upon the Company's operations and ability to grow. See "Business - Driver Recruiting and Retention."

   Acquisition of Revenue Equipment

     The Company's strategy for continued growth is dependent on the acquisition and deployment of additional revenue equipment. The Company currently has orders for the purchase of 100 tractors through February 1998 as part of its normal tractor replacement program. The Company also has contracted for the construction of 53' containers and chassis units whose delivery is expected to coincide with the vessel construction schedule for its new Triplestack Box Carriers/TM/. Delays in the availability of equipment could occur due to work stoppages at the manufacturer, equipment or supply shortages or other factors beyond the Company's control. Any delay or interruption in the availability of equipment in the future could have a material adverse effect on the Company.

   Competition

     The trucking industry is highly competitive and fragmented and the Puerto Rico freight market is also highly competitive. The Company currently competes with other truckload carriers that provide domestic dry van service, private fleets operated by existing and potential customers, and marine carriers that provide ocean service between the U.S. and Puerto Rico. The Company's planned service in the coastwise traffic lanes will compete with rail intermodal service and trucking companies. Competition for the freight transported by the Company is based primarily on freight rates, and, to a lesser degree, on service and efficiency. Most of the Company's current and future competitors have substantially greater financial resources, operate more equipment, or carry a larger volume of freight than the Company. See "Business - Competition."

   Dependence on Key Personnel

     The Company's success depends upon key members of management, including John D. McCown. The loss of one or more key members of management could have a material adverse effect on the Company. The Company does not maintain key life insurance policies on any of its officers or management. See "Management."

   Seasonality

     The Company's operations are affected by the seasonality of the Puerto Rico freight market where shipments are generally reduced during the first calendar quarter and increased during the fourth calendar quarter of each year in anticipation of Christmas. This seasonality is expected to have a greater impact on the Company when it increases its capacity with the addition of two new Triplestack Box Carriers/TM/. In addition, the Company's operating expenses have historically been higher in the winter months due to decreased fuel efficiency and increased maintenance costs in colder weather. The Company's operating revenue and net income may vary as a result of these factors, and accordingly, results of operations are subject to fluctuation, and results in any period should not be considered indicative of the results to be expected for any future period. Fluctuations in operating results may also result in fluctuations in the price of the Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Seasonality."

   Fuel Price Fluctuations

     Fuel is one of the Company's largest operating expenses and was 9.5% of total revenue for the three months ended March 31, 1997. The cost and availability of fuel is subject to many economic and political factors. Any increase in fuel taxes or fuel prices, to the extent not offset by freight rate increases, or any interruption in the supply of fuel, could have a material adverse effect on the Company's operating results. The Company has no agreement in place that assures either price or availability and a dramatic increase in the price of fuel or a shortage of fuel could have a material adverse impact on the Company. See "Business - Fuel Availability and Cost."

   Environmental Matters

     The Company's operations are subject to various environmental laws and regulations dealing with the transportation, storage, presence, use, disposal, and handling of hazardous materials and hazardous wastes, discharge of storm water, and vessel fuel delivery. The Company does not maintain either aboveground or underground fuel storage tanks on its properties. Contractors under the direction of the tug owner handle the delivery of fuel to ocean-going tugs. The Company is not aware of any fuel spills on land or at sea or hazardous substance contamination on its properties and believes that its operations are in material compliance with existing environmental laws and regulations. However, if any such substances were found on the Company's properties or if the Company were found to be in violation of applicable laws and regulations, the Company could be responsible for clean-up costs, property damage, and fines or other penalties, any one of which could have a material adverse effect on the Company.

   Claims Exposure and Insurance Costs

     Trucking and marine transportation companies, including the Company, face multiple claims for personal injury and property damage relating to accidents, cargo damage and workers' compensation. The Company currently maintains a broad range of liability and property insurance covering all aspects of its business. To the extent that the Company experiences a material increase in the frequency or severity of accidents or workers' compensation claims, or unfavorable developments on existing claims, the Company's operating results and financial condition could be materially adversely affected. Significant increases in the Company's claims and insurance cost, to the extent not offset by rate increases, would reduce the Company's profitability. See "Business - Safety and Insurance."

   Government Regulation

     The Company is subject to regulation by various Federal and state agencies, including the Surface Transportation Board, the successor agency to the Interstate Commerce Commission, the United States Department of Transportation, the U.S. Coast Guard and various similar state agencies. These regulatory authorities have broad powers, generally governing activities such as authority to engage in motor carrier operations, operational safety, accounting systems, tariff filings of freight rates, certain mergers, consolidations and acquisitions, and financial reporting. The Company's marine operations are conducted in the U.S. domestic trade, which, by virtue of a set of federal laws known as the Jones Act, require that only U.S. built, owned and crewed vessels move freight between ports in the U.S., including the non-contiguous areas of Puerto Rico, Alaska, Hawaii and Guam. The Company is also subject to regulations promulgated by the Environmental Protection Agency and similar state agencies. Although management believes that its operations are in material compliance with current laws and regulations, there can be no assurance that current regulatory requirements will not change or that currently unforeseen environmental incidents will not occur or that contamination or past non-compliance with environmental laws will not be discovered on properties on which the Company has operated. See "Business - Regulation."

   Reliance on Significant Customers

     For the year ended December 31, 1996, the Company's 25 largest customers represented 36.1% of revenue, its ten largest customers represented 23.4% of revenue, and its five largest customers represented 16.7% of revenue. Those same customers represented 27.7%, 19.3% and 14.9%, respectively, of total revenue for the year ended December 31, 1995. Most of the Company's contracts with customers are cancelable on 30 days' notice and the penalties for a shipper for breach of contract are minimal. The loss of any of its major customers could have a material adverse effect on the Company's operating results and profitability. See "Business - Marketing and Customers."

   Capital Requirements; Leverage

     The trucking industry and the vessels utilized to move truckload freight require extensive investment in revenue equipment. The Company historically has relied upon vessel charters, debt, capitalized leases, and operating leases to finance revenue equipment, and it has granted its lenders liens on substantially all of its assets. If in the future the Company were unable to borrow sufficient funds, enter into acceptable lease arrangements, sell or trade its used equipment at acceptable prices, or raise additional equity capital, the resulting capital shortage would limit the Company's growth and force the Company to operate its revenue equipment for longer periods, which would be likely to adversely affect the Company's growth and profitability. The Company currently has a long-term debt to total capitalization ratio higher than many of its competitors. Following the offering, the Company will continue to have debt and attendant financial risk and susceptibility to increases in interest rates. See "Use of Proceeds," "Capitalization," and "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

   Voting Control of the Company

     Upon completion of the offering, Malcom P. McLean and Clara L. McLean will beneficially own approximately _____% of all of the outstanding shares of Common Stock. Accordingly, Malcom P. McLean and Clara L. McLean will have the ability to elect the entire Board of Directors of the Company, determine the outcome of all matters involving a stockholder vote, and take certain actions by written consent with notice to the other stockholders. See "Principal Stockholders" and "Description of Capital Stock."

   Restriction on Foreign Ownership and Possible Required Divestiture of
   Stock

     In order to maintain the eligibility of the Company to own and operate vessels in the U.S. domestic trade, 75% of the outstanding capital stock and voting power of the Company is required to be held by U.S. citizens. Although the Company's Certificate of Incorporation contains provisions limiting non-citizenship ownership of its capital stock, the Company could lose its ability to conduct operations in the U.S. domestic trade if such provisions prove unsuccessful in maintaining the required level of citizen ownership. Such loss would have a material adverse effect on the Company. If the Company determines that persons who are not citizens of the U.S. own more than 24.99% of the Company's outstanding capital stock, the Company may redeem such stock or, if redemption is not permitted by applicable law, may require the non-citizens who most recently acquired shares to divest such excess shares to persons who are U.S. citizens in such manner as the Board of Directors directs. The required redemption would be at a price equal to the average closing price during the preceding 30 trading days, which price could be materially different from the current price of the Common Stock. If a non-citizen purchases the Common Stock, there can be no assurance that he will not be required to divest the shares and such divestiture could result in a material loss. See "Description of Capital Stock Foreign Ownership Restrictions."

   Limitations on Takeovers

     Certain corporate governance and statutory provisions may inhibit changes in control of the Company. Applicable provisions of Delaware law restrict the ability of certain acquirers to engage in un-approved business combinations with the Company. The Company's Certificate of Incorporation permits the issuance of additional shares of authorized but un-issued Common Stock and allows the Board of Directors to establish all relevant provisions of, and issue preferred stock without further action by the stockholders. Such preferred stock could be used, for example, in a stockholder rights plan. See "Description of Capital Stock." In addition, Malcom P. McLean and Clara L. McLean beneficially own stock entitled to a majority of the voting power of all of the Company's outstanding Common Stock. The effect of these provisions and the concentration of stock ownership could be to make a takeover more difficult or to discourage a person from attempting a takeover, including a takeover that some stockholders may deem to be in their best interests.

   Shares Eligible for Future Sale

     Sales of a substantial number of shares of Common Stock or the availability of such shares for sale in the public market following the offering may adversely affect prevailing market prices for the Common Stock and may make it more difficult for the Company to sell its equity securities in the future on terms it deems acceptable. Upon completion of the offering, the Company will have __________ shares of outstanding Common Stock. All _________ shares of Common Stock offered hereby will be freely tradable without restriction. The remaining 8,500,000 shares owned by existing stockholders will be eligible for sale under Rule 144 of the Securities Act of 1933 (the "Securities Act") beginning 180 days after the date of this Prospectus.

   Lack of Dividends

     After the closing of the offering, the Company intends to retain its earnings to finance the growth and development of its business and does not anticipate paying cash dividends. Any payment of cash dividends in the future will depend upon the Company's financial condition, capital requirements, earnings, restrictions under loan agreements, and other factors the Board of Directors may deem relevant. See "Dividend Policy."

   No Prior Public Market for Common Stock; Determination of Offering Price

     Prior to the offering, there has been no public market for the Common Stock, and there can be no assurance that an active trading market will develop or, if developed, that such market will be sustained or that the stock will trade at or above the initial public offering price. The initial public offering price of the Common Stock offered hereby will be determined by negotiation between the Company and the Underwriters and may bear no relationship to the price at which the Common Stock will trade after completion of the offering. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. From time to time the stock market experiences price and volume volatility, which may affect the market price of the Common Stock for reasons unrelated to the Company's performance.

   Dilution

     Purchasers of Common Stock in the offering will incur immediate and substantial dilution in the net tangible book value of their shares. See "Dilution."

                              S CORPORATION STATUS

     Since January 1, 1992, the Company has been treated as an S Corporation under the Internal Revenue Code and the laws of the states that recognize S Corporation status. Accordingly, the Company's net income was reported by and taxed directly to the Company's stockholders rather than to the Company. The Company's S Corporation status will terminate with the closing of the offering, and in future periods the Company will be subject to federal and state taxes at applicable rates. The termination of the Company's S Corporation status will result in a one-time, non-cash charge to the Company (that would have been approximately $650,000 at March 31, 1997) in recognition of deferred income taxes.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the _________ shares of Common Stock offered hereby are estimated to be approximately $___ million (assuming an initial public offering price of $_____ per share), after deducting underwriting discounts, commissions, and estimated expenses of the offering.

     Approximately $13.2 million of the net proceeds will be used to purchase revenue equipment scheduled for delivery in late 1997 and early 1998. The revenue equipment includes the 53' containers and chassis units that will be utilized with the two Triplestack Box Carriers/TM/ now being constructed to expand the Company's service in the Puerto Rico traffic lane. An additional $6.0 million will be used to fund the payment of dividends to existing stockholders. Approximately $5.8 million of the net proceeds will be used to repay debt due to Kadampanattu Corp., which is wholly owned by Malcom P. McLean, the Company's principal stockholder.
   The debt to be repaid bears interest at 8.0% per annum and matures on December 31, 1997. Approximately $1.5 million of such debt was incurred in 1997 to fund the Company's 12.5% down payment on the construction of two Triplestack Box Carriers/TM/. Approximately $2.2 million of the net proceeds will be used to fund the required 12.5% down payment on three additional Triplestack Box Carriers/TM/, which is currently expected to be made in the third quarter of 1997. The approximately $___ million of remaining proceeds will be used for working capital and general corporate purposes.

        Pending application of the net proceeds as described above, the Company intends to invest such proceeds in short-term, investment grade, interest-bearing securities.

                           DIVIDEND POLICY

     The Company currently intends to retain its earnings to finance the growth and development of its business and does not anticipate paying cash dividends. Any payment of cash dividends in the future will depend upon the Company's financial condition, capital requirements, earnings, restrictions under loan agreements, and other factors the Board of Directors may deem relevant.

     As an S Corporation, the Company has paid dividends to its stockholders from time to time in part to partially fund or offset their tax liability with respect to S Corporation earnings. See "S Corporation Status." Since the Company's inception, it has paid aggregate dividends of $2.6 million. The Company also intends to pay a dividend of $6.0 million to its existing stockholders with a portion of the net proceeds of the offering.

                          CAPITALIZATION

     The following table sets forth the current portion of long-term debt, capital lease obligations, due to affiliate and capitalization of the Company as of March 31, 1997 after giving retroactive effect to the stock split and the related increase in authorized capital stock upon the closing of this offering, and as adjusted to reflect receipt of net proceeds from the sale of the _________ shares of Common Stock pursuant to this offering at an assumed offering price of $_____ per share:

                                                                                                          March 31, 1997
                                                                                                   Actual          As Adjusted
                                                                                                       (In thousands)

   Current portion of long-term debt and capital lease obligations . . . . . . . . . . . .        $ 2,902            $ 2,902
   Due to affiliate  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          5,878                 --
                                                                                                  -------            -------
                                                                                                  $ 8,780            $ 2,902
                                                                                                  =======            =======
   Long-term debt and capital lease obligations (net of current portion) . . . . . . . . .        $ 6,462            $ 6,462
   Stockholders' equity:
      Preferred stock:  $.01 par value, 1,000,000 shares
         authorized, no shares outstanding . . . . . . . . . . . . . . . . . . . . . . . .             --                 --
      Common Stock, $.01 value, 20,000,000 shares authorized;
         8,500,000 shares issued and outstanding, __________
         shares issued and outstanding as adjusted(1)  . . . . . . . . . . . . . . . . . .             85
     Additional paid-in capital  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            (84)
      Retained earnings  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          6,314              _____(2)
                                                                                                  -------
            Total stockholders' equity . . . . . . . . . . . . . . . . . . . . . . . . . .          6,314              _____(2)
                                                                                                  -------
        Total capitalization . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        $12,776            $
                                                                                                  =======            =======

   ________________________________

   (1) Excludes 1,000,000 shares of Common Stock reserved for issuance to employees under the Company's Incentive Stock Plan (of which options to purchase 600,000 shares at the initial public offering price have been granted, subject to consummation of the offering). See "Management - Incentive Stock Plan."
   (2) Reflects the payment of a $6.0 million dividend to the Company's existing stockholders. Also reflects a non-cash charge (that would have been $650,000 at March 31, 1997) that will result from the termination of the Company's S Corporation status. See Note 11 to the Financial Statements.


                                    DILUTION

     The net tangible book value of the Company's Common Stock as of March 31, 1997 was approximately $5.4 million, or $.63 per share. Net tangible book value per share represents the amount of the Company's stockholders' equity, less intangible assets (consisting of goodwill), divided by 8,500,000 shares of Common Stock outstanding.

     Net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of shares of Common Stock in the offering made hereby and the pro forma net tangible book value per share of Common Stock immediately after completion of the offering. After giving effect to (i) the sale of _________ shares of Common Stock in the offering at an assumed price of $_____ per share, (ii) the application of the estimated net proceeds therefrom and (iii) the non-cash charge (that would have been $650,000 at March 31, 1997) in recognition of deferred income taxes as described in "S Corporation Status," the pro forma net tangible book value of the Company as of March 31, 1997, would have been $_____ million or $_____ per share. This represents an immediate increase in net tangible book value of $____ per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $_____ per share to purchasers of shares of Common Stock in the offering, as illustrated in the following table:

   Assumed public offering price per share . . . . . . . .             $
     Net tangible book value per share at March 31, 1997 .   $ .63
     Pro forma non-cash adjustment to recognize deferred
       income taxes  . . . . . . . . . . . . . . . . . . .    (.08)
     Increase per share attributable to new investors  . .
   Pro forma net tangible book value per share after
     the offering  . . . . . . . . . . . . . . . . . . . .              ______
   Net tangible book value dilution per share to new
   investors . . . . . . . . . . . . . . . . . . . . . . .              $
                                                                        ======


     The following table sets forth as of March 31, 1997 the difference between existing stockholders and the purchasers of shares in the offering (at an assumed offering price of $____ per share) with respect to the number of shares purchased from the Company, the total consideration paid, and the average price per share paid:

                                            Shares Purchased                        Total Consideration              Average Price
                                   Number                  Percent            Amount             Percent            Per Share

   Existing stockholders . . .    8,500,000                 _____%           $         425         _____%           $________
   New investors . . . . . . .    _________                 _____%           _____________         _____
     Total   . . . . . . . . .                              100.0%           $                     100.0%
                                  =========                 ======           =============         ======


                   SELECTED FINANCIAL AND OPERATING DATA

     The selected financial data set forth below has been derived from the financial statements of the Company. The financial statements as of December 31, 1995 and 1996 and for the three years ended December 31, 1996 have been audited by Deloitte & Touche LLP, independent auditors, and such financial statements and the report thereon are included in this Prospectus. The financial statements as of December 31, 1992, 1993 and 1994 and for the two years ended 1993 have also been audited and are not included herein. The financial statements as of March 31, 1996 and 1997 and for the three months then ended are unaudited. However, in the opinion of management, all adjustments of a normal recurring nature which are necessary to present a fair statement of the results for the interim periods have been made. The unaudited results of operations for the interim periods are not necessarily indicative of the results for the full year. The selected financial information set forth below should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the financial statements appearing elsewhere in this Prospectus, including the notes thereto.

                                                                                                          Three Months
                                                                                                              Ended
                                                      Year Ended December 31,                               March 31,
                                     1992        1993         1994         1995         1996           1996         1997
                                   (In thousands, except share amounts and operating data)

   Statement of Operations Data:
     Operating revenues  . . . .  $ 38,778     $ 67,613     $ 72,192     $ 62,531     $ 63,148       $ 14,568     $ 16,446
     Operating expenses:
       Salaries, wages, and
        benefits . . . . . . . .    10,443       15,831       19,307       14,592       13,289          3,435        3,404
       Rent and purchased
        transportation . . . . .    17,320       23,398       19,616       14,497       16,231          3,430        4,211
       Fuel  . . . . . . . . . .     3,440        4,240        5,429        5,256        5,883          1,468        1,557
       Operations and maintenance    7,512        9,192       11,781       10,553       14,211          3,046        3,206
       Taxes and licenses  . . .       392          989          960          589          455            138          156
       Insurance and claims  . .     1,331        2,051        2,202        1,861        2,121            514          522
       Communications and
        utilities. . . . . . . .       631          824          834          621          608            143          134
       Depreciation and
        amortization                 1,418        1,370        2,647        2,761        2,944            701          689
       Other operating expenses.     5,600        4,624        3,241        3,023        2,981            727          819
                                  --------     --------     --------     --------     --------       --------     --------
        Total operating expenses    48,087       62,519       66,017       53,753       58,723         13,602       14,698
                                  --------     --------     --------     --------     --------       --------     --------
     Operating income (loss) . .    (9,309)       5,094        6,175        8,778        4,425            966        1,748
     Interest expense, net   . .      (864)      (1,384)      (1,817)      (1,362)      (1,082)          (247)        (264)
     Gain (loss) on sale of
      equipment  . . . . . . . .        --          440           12           48           67             (9)          --
                                  --------     --------     --------     --------     --------       --------     --------
       Total nonoperating
        expense, net                  (864)        (944)      (1,805)      (1,314)      (1,015)          (256)        (264)
                                  --------     --------     --------     --------     --------       --------     --------
     Income (loss) before
       provision and pro forma
       provision (benefit)
       for income taxes  . . . .   (10,173)       4,150        4,370        7,464        3,410            710        1,484
     Provision for income taxes.        --            9           12           67           39              8           29
                                  --------     --------     --------     --------     --------       --------     --------
     Income (loss) before pro
       forma provision (benefit)
       for income taxes  . . . .   (10,173)       4,141        4,358        7,397        3,371            702        1,455

     Pro forma provision
      (benefit) for income
      taxes(1) . . . . . . . . .    (3,860)       1,615        2,015        3,037        1,298            259          546

     Pro forma net income
      (loss)(1). . . . . . . . .  $ (6,313)    $  2,526     $  2,343     $  4,360      $ 2,073       $    443     $    909
                                  ========     ========     ========     ========      =======       ========     ========

     Pro forma net income (loss)
      per common share(1). . . .  $   (.63)    $    .25     $    .23     $    .51      $   .24       $    .05     $    .11
                                  ========     ========     ========     ========      =======       ========     ========
     Weighted average shares
      outstanding(1) . . . . . .    10,000       10,000       10,000        8,512        8,500          8,500        8,500

   Operating Data:
     Operating ratio(2)  . . . .     124.0%        92.5%        91.4%        86.0%        93.0%          93.4%        89.4%
     Vessel utilization outbound      60.1%        93.5%        90.9%        96.0%        88.4%(3)       96.3%        78.1%(3)
     Vessel utilization inbound.      12.1%        36.6%        52.8%        51.6%        42.0%(3)       59.8%        33.6%(3)
     Overall vessel capacity
      utilization  . . . . . . .      36.1%        65.0%        71.8%        73.8%        65.3%(3)       78.1%        55.8%(3)
     Tractor loaded mile
      percentage . . . . . . . .      77.3%        87.1%        86.2%        81.0%        81.5%          83.0%        80.5%
     Weighted average tractors .       178          199          256          187          163            174          154
     Weighted average trailers .       923        1,629        1,605        1,458        1,762          1,400        1,983

   Balance Sheet Data (at end of
     period):
     Working capital (deficit) .  $(16,867)    $(13,174)    $(10,188)    $ (4,697)     $(1,719)       $(3,712)    $ (2,823)
     Net property and equipment      3,366        9,428       11,118        8,851       12,512          8,189       14,349
       Total assets  . . . . . .    13,816       20,688       23,521       20,226       24,764         18,557       26,440
     Long-term debt, capitalized
      leases, including current
      portion, and due to
      affiliate  . . . . . . . .    15,322       22,771       20,776       13,461       13,879         11,085       15,242
     Stockholders' equity
      (deficit)  . . . . . . . .   (11,356)      (7,214)      (2,856)       2,673        6,045          3,376        6,314

   ________________________________

   (1) Since January 1, 1992, the Company has operated as an S Corporation under the Internal Revenue Code and the laws of the states that recognize S Corporation status. As a result, the Company's taxable earnings were taxed directly to the Company's then-existing stockholders. Pro forma net income assumes that the Company was subject to federal and state income taxes and was taxed as a C corporation at the effective tax rates that would have applied for all periods. See Note 1 to the Financial Statements. With the closing of the offering, the Company will become subject to federal and state income taxes. The pro forma statement of operations data do not give effect to a non-cash charge (that would have been approximately $650,000 at March 31, 1997) in recognition of deferred income taxes that will result from the termination of the Company's S Corporation status upon effectiveness of the offering.
   (2)  Operating expenses as a percentage of revenue.
   (3) Vessel capacity outbound to Puerto Rico and inbound to the U.S. increased in 1996 from 266 to 416 48' trailer equivalents.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                         CONDITION AND RESULTS OF OPERATIONS


   Overview

     Trailer Bridge was incorporated in 1991. In February 1992, the Company commenced integrated truckload and marine services between the U.S. and Puerto Rico utilizing high-cube truckload equipment and two ocean-going barges. In April 1992, Trailer Bridge acquired a Midwestern truckload carrier with significant non-Puerto Rico related domestic revenue, primarily to increase the size of the Company's truckload fleet. Starting in late 1994, Trailer Bridge began to increase its focus on serving marine related markets by reducing inland truckload service in traffic lanes which were not complementary to lanes serving Puerto Rico freight customers.

     The table below reflects Puerto Rico revenue, non-Puerto Rico revenue and total revenue for the three years ended December 31, 1996 and the three months ended March 31, 1996 and 1997:



   Puerto Rico . . .      $50,829   70.4%    $53,167   85.0%    $56,347   89.2%      $12,638   86.8%    $15,378   93.5%

   Non-Puerto Rico .       21,363   29.6%      9,364   15.0%      6,801   10.8%        1,930   13.2%      1,068    6.5%
                          -------   -----    -------   -----     ------   -----      -------   -----     ------    ----

   Total . . . . . .      $72,192  100.0%    $62,531  100.0%    $63,148  100.0%      $14,568  100.0%    $16,446  100.0%
                          =======  ======    =======  ======    =======  ======      =======  ======    =======  ======


     During 1996, each of the Company's barge vessels was increased in size through a mid-body expansion program that resulted in a 56% increase in vessel capacity and was accomplished over a six-month period. During that period, only one of the Company's vessels was in service at a time. To maintain weekly service frequency, a smaller substitute vessel was utilized, resulting in both reduced revenue and additional costs. For these reasons, management believes that overall 1996 results are not indicative of the results that would be expected had both of the Company's vessels remained in service throughout the year.

     On May 21, 1997, the majority stockholder of the Company granted to the Company's Chairman and Chief Executive Officer, an option to purchase up to 1,200,000 shares of common stock (adjusted for the 20,000-for-1 stock split) owned by him at $.74 per share or an aggregate price of $891,330 for all shares. These options are immediately exercisable and have a term of 10 years. In connection with this option, the Company expects to record a nonrecurring, noncash charge for compensation expense and a credit to paid-in capital of approximately $11 million in the second quarter of 1997, representing the difference between the exercise price and the deemed fair market value of the common stock at the date of grant.
   This option does not involve the issuance of additional shares of common stock by the Company and therefore, any subsequent purchase of shares under the option will not have a dilutive effect on the Company's book value or earnings per share amounts.

   Results of Operations

     The following table sets forth the percentage relationship of certain items to operating revenue for the periods indicated:


                                                                         Three Months
                                                                           Ended
                                      Year Ended December 31,             March 31,
                                       1994      1995      1996         1996      1997

   Operating revenue . . . . . . . .  100.0%    100.0%    100.0%       100.0%    100.0%

   Operating expenses:
     Salaries, wages, and benefits .   26.7      23.3      21.0         23.6      20.7
     Rent and purchased
      transportation   . . . . . . .   27.2      23.2      25.7         23.6      25.6
     Fuel  . . . . . . . . . . . . .    7.5       8.4       9.3         10.1       9.5
     Operations and maintenance  . .   16.3      17.0      22.5         20.9      19.5
     Taxes and licenses  . . . . . .    1.3       0.9       0.7          0.9       0.9
     Insurance and claims  . . . . .    3.1       3.0       3.4          3.5       3.2
     Communications and utilities  .    1.2       1.0       1.0          1.0       0.8
     Depreciation and amortization .    3.7       4.4       4.7          4.8       4.2
     Other operating expenses  . . .    4.4       4.8       4.7          5.0       5.0
                                      -----     -----     -----        -----     -----
        Total operating expenses . .   91.4      86.0      93.0         93.4      89.4
                                      -----     -----     -----        -----     -----
   Operating income  . . . . . . . .    8.6      14.0       7.0          6.6      10.6
   Interest expense, net . . . . . .   (2.5)     (2.2)     (1.7)        (1.7)     (1.6)
   Gain (loss) on sale of equipment.    0.0       0.1       0.1         (0.0)      0.0
                                      -----     -----     -----        -----     -----
     Total nonoperating expense, net   (2.5)     (2.1)     (1.6)        (1.7)     (1.6)
   Income before provision and pro
     forma provision
     for income taxes. . . . . . . .    6.1      11.9       5.4          4.9       9.0
   Provision for income taxes  . . .    0.1       0.1       0.1          0.1       0.2
                                      -----     -----     -----        -----     -----
   Income before pro forma provision
    for income taxes . . . . . . . .    6.0      11.8       5.3          4.8       8.8
   Pro forma provision for income
    taxes  . . . . . . . . . . . . .    2.8       4.8       2.0          1.8       3.3
                                      -----     -----     -----        -----     -----
   Pro forma net income  . . . . . .    3.2%      7.0%      3.3%         3.0%      5.5%
                                      =====     =====     =====        =====     =====


   Three Months Ended March 31, 1997 Compared to Three Months Ended March 31,
   1996

     Operating revenue increased $1.8 million, or 12.9%, to $16.4 million during the three months ended March 31, 1997 from $14.6 million during the year earlier period. This increase was due to a $2.7 million (21.7%) increase in Puerto Rico revenue through the utilization of a portion of the additional capacity resulting from the mid-body project, partially offset by a $862,000 (44.7%) decrease in non-Puerto Rico revenue as available tractor capacity was targeted further towards Puerto Rico revenue. Vessel capacity utilization on the core U.S. to Puerto Rico traffic lane was 78.1% during the three months ended March 31, 1997, compared to 96.3% during the year earlier period during which a smaller substitute vessel was utilized.

     Salaries, wages, and benefits were $3.4 million for the three months ended March 31, 1997, a decrease of $31,000 from the year earlier period due to a reduction in drivers. As a percentage of revenue, salaries, wages and benefits decreased to 20.7% during the three months ended March 31, 1997 from 23.6% for the year earlier period. This decrease was attributable to the increased relative proportion of Puerto Rico revenue, which is not as labor intensive as non-Puerto Rico revenue.

     Rent and purchased transportation increased $781,000 from the year earlier period due to increased charter fees for the expanded vessels, partially offset by a reduction in rolling stock rental costs as the Company increased its concentration of owned equipment. Rent and purchased transportation increased to 25.6% of revenue during the three months ended March 31, 1997 compared to 23.6% of revenue during the year earlier period as a result of the increased charter fees.

     Fuel expense as a percentage of revenue was 9.5% during the three months ended March 31, 1997 compared to 10.1% during the year earlier period. This decrease was primarily due to additional Puerto Rico revenue that generally has a lower fuel cost compared to non-Puerto Rico revenue, partially offset by an increase in average fuel prices.

     Operations and maintenance (which includes marine terminal rental and cargo-handling costs) was $3.2 million for the three months ended March 31, 1997, up from $3.0 million for the year earlier period. As a percentage of revenue, operations and maintenance decreased to 19.5% from 20.9% during the year earlier period. The improvement resulted from the elimination of temporary inefficiencies and increased per unit handling costs associated with the use of a smaller substitute vessel during the 1996 mid-body expansion program, partially offset by the higher operating costs associated with the Company's expanded Puerto Rico operations.

     Insurance and claims decreased to 3.2% of revenue during the three months ended March 31, 1997 from 3.5% of revenue during the year earlier period. This decrease was attributable to additional Puerto Rico revenue that generally has a lower payroll insurance cost compared to non-Puerto Rico revenue.

     Communications and utilities decreased to 0.8% of revenue during the three months ended March 31, 1997 from 1.0% of revenue during the year earlier period. This decrease was attributable to additional Puerto Rico revenue, which generally requires less communication and therefore has a lower communication cost compared to non-Puerto Rico revenue.

     Depreciation and amortization decreased to 4.2% of revenue during the three months ended March 31, 1997 from 4.8% of revenue during the year earlier period. This decrease was attributable to the increased relative significance of Puerto Rico revenue, which to date has not required the same proportionate investment in depreciable equipment compared to non-Puerto Rico revenue. Unlike the present vessels, the Triplestack Box Carriers/TM/ being built in 1997 will be owned by the Company and will be depreciated by the Company.

     Other operating expense (which includes office building rent and general supplies) was $819,000 during the three months ended March 31, 1997, compared to $727,000 for the year earlier period. As a percentage of revenue, other operating expense remained constant at 5.0%.

     The Company's operating ratio improved to 89.4% during the first quarter of 1997 from 93.4% during the year earlier period primarily as a result of the increased Puerto Rico revenue that resulted from the Company's 1996 mid-body expansion program, as well as a related increase in the Company's ability to use available trucking capacity for its more profitable core Puerto Rico traffic.

     Interest expense (net) decreased slightly to 1.6% of revenue during the three months ended March 31, 1997 due to reductions in average outstanding balances, primarily amounts owed to an affiliate.

     As a result of the factors described above, pro forma net income more than doubled to $909,000 (5.5% of revenue) during the three months ending March 31, 1997 from $443,000 (3.0% of revenue) during the year earlier period.

   Year ended December 31, 1996 Compared to Year ended December 31, 1995

     During 1996, the Company embarked upon an expansion program that increased the capacity of its vessels by 56% through the insertion of a mid-body in both of its vessels. Throughout the six-month construction period, only one of the Company's vessels was in service along with, first, a substitute vessel one-third smaller, followed by a substitute vessel more than two-thirds smaller than the Company's pre-modified vessels. Although weekly service was maintained, the Company was challenged by both the limited capacity of the smaller vessels and the subsequent need to fill the increased capacity of the modified mid-body vessels. Those fluctuations in vessel capacity led to inefficiencies, temporary loss of business and increased costs in all cost categories, most notably in the marine cargo handling area.

     Operating revenue increased $617,000 (1.0%) to $63.1 million during 1996 from $62.5 million during 1995. This reflects a $3.2 million (6.0%) increase in Puerto Rico revenue, substantially offset by a $2.6 million (27.4%) decrease in non-Puerto Rico revenue. The decrease in non-Puerto Rico revenue resulted from the Company's shift in focus away from domestic traffic lanes which were not complementary to Puerto Rico traffic lanes and a decrease in the average length of domestic hauls.

     Salaries, wages, and benefits decreased slightly to $13.3 million during 1996 from $14.6 million for 1995, and decreased as a percentage of revenue to 21.0% during 1996 from 23.3% during 1995. This decrease as a percentage of revenues was attributable to a decision to shift away from various domestic traffic lanes which were not complementary to Puerto Rico traffic lanes, resulting in a reduction in the number of truck drivers employed by the Company.

     Rent and purchased transportation increased $1.7 million to $16.2 million due to increased charter on the enlarged vessels, partially offset by reduced leasing. As a percentage of revenue, rent and purchased transportation increased to 25.7% during 1996 compared to 23.2% during 1995. Included in this category is the tug time-charter and vessel charter paid by the Company as well as expenses related to leasing trailers. The increase as a percentage of revenue in the most recent period was primarily due to (i) inability to generate corresponding revenue because of the smaller substitute vessels and (ii) continued payment of pre-modification charter rates while using the smaller vessels.

     Fuel expense increased $627,000 to $5.9 million and increased to 9.3% of revenue during 1996 from 8.4% of revenue during 1995, primarily due to an increase in average fuel prices.

     Operations and maintenance increased $3.6 million to $14.2 million in 1996 from $10.6 million in 1995. Operations and maintenance increased as a percentage of revenue to 22.5% during 1996 from 17.0% during 1995. These increases were attributable to an increase in cargo handling costs related to the complexity of loading substitute vessels during the mid-body modification project.

     Taxes and licenses decreased to .7% of revenue during all of 1996 compared to .9% of revenue during all of 1995. This decrease resulted from a reduction in non-Puerto Rico revenue which has a higher tax and license cost (primarily highway taxes and local taxes and licenses) compared to Puerto Rico revenue.

     Insurance and claims increased to 3.4% of revenue during 1996 from 3.0% of revenue during 1995. This increase was attributable to increased cargo claims due to the use of smaller substitute vessels during the mid-body modification project and increased insurance levels related to additional owned equipment and the enlarged vessels.

     Depreciation and amortization increased to $2.9 million, or 4.7% of revenue, during 1996 from $2.8 million, or 4.4% of revenue, during 1995. This increase resulted from increases in owned trailers, some of which replaced trailers utilized under operating leases, partially offset by a reduction in owned tractors which were previously utilized in the non-Puerto Rico traffic lanes.

     Other operating expenses remained stable at $3.0 million during 1995 and 1996. There was a slight decrease in other operating expenses as a percentage of revenue to 4.7% for 1996 from 4.8% for 1995.

     The Company's operating ratio increased to 93.0% during 1996 from 86.0% during 1995 primarily as a result of the mid-body expansion project and inefficiencies related to the substitute vessels, including increased labor and cargo handling fees and use of specialized equipment, temporary loss of business, and increased charter fees for the expanded vessels.

     Interest expense (net) decreased to $1.1 million, or 1.7% of revenue, during 1996 from $1.4 million, or 2.2% of revenue, during 1995 due to reductions in average outstanding balances, primarily amounts owed to an affiliate.

     As a result of the factors described above, pro forma net income decreased 52.5% to $2.1 million (3.3% of revenue) during 1996 from $4.4 million (7.0% of revenue) during 1995.

   Year ended December 31, 1995 Compared to Year ended December 31, 1994

     During 1995, the Company continued to tailor its non-Puerto Rico revenue services to its core Puerto Rico traffic lanes. As a result, many of the traffic lanes previously served by a truckload carrier acquired in 1992 which did not complement the Company's U.S. to Puerto Rico traffic lanes were eliminated, and non-Puerto Rico trucking revenue decreased 56.2% to $9.4 million from $21.4 million.

     Operating revenue decreased 13.4% to $62.5 million during 1995 from $72.2 million during 1994 as a direct result of a $12.0 million, or 56.2%, reduction in non-Puerto Rico revenue, partially offset by a $2.3 million increase in Puerto Rico revenue. Overall, Puerto Rico revenue increased 4.6% in 1995 compared to 1994.

     Salaries, wages, and benefits decreased $4.7 million to $14.6 million, or 23.3% of revenue, during 1995 from $19.3 million or 26.7% of revenue, during 1994. This decrease was primarily attributable to the reduction in non-Puerto Rico revenue and the related reduction in the number of drivers employed by the Company, primarily owner-operators.

     Rent and purchased transportation was $14.5 million, or 23.2% of revenue, during 1995 compared to $19.6 million, or 27.2% of revenue, during 1994. This decrease resulted from a reduction in the number of owner-operator tractors due to the decision to discontinue certain traffic lanes that did not complement Puerto Rico traffic lanes.

     Although fuel expense decreased slightly to $5.3 million in 1995 from $5.4 million in 1994, it increased to 8.4% of revenue in 1995 compared to 7.5% of revenue in 1994 due to the reduction in the number of owner-operator tractors, whose fuel cost is included in rent and purchased transportation.

     Operations and maintenance increased to 17.0% of revenue during 1995 compared to 16.3% of revenue for 1994, although decreasing to $10.6 million in 1995 from $11.8 million in 1994. This decrease reflected a higher proportion of Puerto Rico revenue and its related cargo handling expense offset by a smaller number of owner-operators.

     Taxes and licenses decreased to .9% of revenue during 1995 from 1.3% of revenue during 1994. This decrease was attributable to a reduction in non-Puerto Rico revenue, which generally has a higher tax and license cost, primarily highway taxes and licenses, compared to Puerto Rico revenue.

     Insurance and claims decreased to 3.0% of revenue during 1995 from 3.1% of revenue during 1994. This decrease was attributable to a reduction in non-Puerto Rico revenue that generally has a higher insurance cost compared to Puerto Rico revenue.

     Communications and utilities decreased to 1.0% of revenue during 1995 from 1.2% during 1994. This decrease was attributable to a lower level of non-Puerto Rico revenue that generally requires more communication and therefore has a higher communication cost compared to Puerto Rico revenue.

     Depreciation and amortization increased to $2.8 million, or 4.4% of revenue, during 1995 from $2.6 million, or 3.7% of revenue, during 1994 as a result of purchases of both tractor and trailer equipment and a reduction in non-Puerto Rico revenue.

     Other operating expenses increased to 4.8% of revenue in 1995 from 4.4% of revenue in 1994 due to a non-recurring expense for the off-hire of equipment utilized in domestic traffic lanes which were not complementary to Puerto Rico traffic lanes.

     The Company's operating ratio improved to 86.0% in 1995 from 91.4% during 1994 primarily as a result of elimination of non-Puerto Rico traffic lanes and increase in Puerto Rico revenue.

     Interest expense (net) decreased to $1.4 million, or 2.2% of revenue, during 1995 from $1.8 million, or 2.5% of revenue, during 1994 due to reductions in outstanding average balances, primarily amounts owed to an affiliate.

     As a result of the factors described above, pro forma net income increased 86.1% to $4.4 million (7.0% of revenue) in 1995 versus $2.3 million (3.2% of revenue) during 1994.

   Liquidity and Capital Resources

     The growth of the Company's business has required significant investment in revenue equipment that the Company historically has financed with charters, borrowings under installment notes payable to commercial lending institutions, equipment leases from third-party lessors and cash flow from operations. The Company's primary sources of liquidity historically have been funds provided by operations, borrowings, leases with financial institutions and financial support from an affiliate.

     At March 31, 1997, working capital was negative $2.8 million, which reflects $5.8 million due to an affiliate that will be repaid from the net proceeds of the offering. The Company expects that in future years it will continue to finance substantially all revenue equipment additions through borrowing or leasing transactions. The Company also expects that the offering and its effect on capitalization will enable Trailer Bridge to finance revenue equipment on more favorable terms than those obtained in the past. The Company currently has a line of credit from a financial institution for up to $7.1 million to fund the replacement of 125 tractors. At March 31, 1997, approximately $1.1 million was utilized under this line of credit, which is secured by the purchased tractors.
   The interest rate on amounts currently outstanding under the line of credit is 1.40% above the financial institution's three-year cost of funds in effect from time to time (7.98% at March 31, 1997). The Company may elect different interest accrual options for future borrowings under the line of credit (see Note 7 to the Financial Statements). The Company had outstanding long-term debt, capitalized lease obligations and due to affiliate (including current portions) of approximately $15.2 million at March 31, 1997, most of which comprised obligations for the purchase of revenue equipment. See Notes 6 and 7 to the Financial Statements.

     Net cash provided by operating activities was $7.2 million in 1996, compared to $8.1 million in 1995. The difference between the Company's 1996 cash flow and its $3.4 million in net income was primarily attributable to $3.0 million of depreciation, a $674,000 provision for bad debt and a $659,000 increase in payables.

     Net cash used in investing activities was $9.5 million in 1996 compared to $5.0 million in 1995. The Company's 1996 cash flow reflects $6.7 million of capital expenditures and $3.2 million of repayments of debt to an affiliate.

     Net cash provided by financing activities was $3.4 million in 1996, compared to $4.5 million of net cash used in financing activities in 1995. The Company's 1996 cash flow reflects increased borrowings to finance the Company's capital expenditure program. The Company paid approximately $1.2 million in dividends during the three months ended March 31, 1997.

     The Company expects vessel and equipment purchases to total approximately $32.3 million in 1997, of which $12.0 million will be used for new vessel purchases, $13.2 million for related container and chassis equipment additions and $7.1 million for replacement tractors. The Company's projected capital expenditures for its new Triplestack Box Carriers/TM/ have been funded with a 12.5% down-payment ($1.5 million) from working capital advanced by the Company's affiliate and to be repaid out of the proceeds of this offering. The 87.5% remaining balance will be funded from the escrowed proceeds of a Title XI bond offering in June 1997. The Title XI bonds require equal semi-annual principal payments over a 25 year term and bear interest at ________%. The approximately $13.2 million in 53' container and chassis equipment for the new vessels will be funded from the net proceeds of this offering. See "Use of Proceeds." The Company's $7.1 million tractor replacement program will be funded through the sale of used tractors and the line of credit described above.

     During 1997, the Company will complete the construction of a new office building adjacent to its Jacksonville truck terminal that will centralize all Jacksonville administrative personnel. The remaining cost of the office building will be funded with escrowed proceeds from a mortgage and cash flows from operations.

     The Company has a pending application with the U.S. Maritime Administration for a Title XI guaranty commitment to finance 87.5% of the construction costs of an additional three Triplestack Box Carriers/TM/ which the Company intends to utilize in the coastwise traffic lanes. The required $2.2 million down payment, which is expected to be funded in the third quarter of 1997, will be funded from the net proceeds of this offering. The Company anticipates that, subsequent to this offering, it will obtain a formal Title XI commitment from the U.S. Maritime Administration similar to that obtained in connection with the first two Triplestack Box Carriers/TM/. Construction of those vessels will then commence immediately under the Company's fixed-priced contract with Halter Marine Group, Inc. The initial vessel is expected to be delivered seven months after construction commences, with additional vessels to follow in two month increments. Trailer Bridge intends to finance the approximately $19 million in container and chassis equipment needed in 1998 for these three Triplestack Box Carriers/TM/ under existing proposals it has received from financial institutions.

     The Company utilizes tugs, terminals, office space, certain trailers and miscellaneous equipment under a number of operating leases, some of which include labor and other cost items. The minimum expected payment under all of these operating leases is $16.1 million in 1997, including $7.6 million due an affiliate for charter of existing vessels. The Company also expects to enter into operating leases for additional miscellaneous equipment related to its Triplestack Box Carriers/TM/, including reacher-stacker lift trucks used in cargo operations.

     Management believes that available borrowings under the line of credit, equipment financings, cash flow generated from operations and the net proceeds of this offering will allow the Company to meet its working capital requirements, anticipated capital expenditures and other obligations at least through calendar 1998.

   Inflation

     Inflation has had a minimal effect upon the Company's profitability in recent years. Most of the Company's operating expenses are inflation-sensitive, with inflation generally producing increased costs of operation. The Company expects that inflation will affect its costs no more than it affects those of other truckload and marine carriers.

   Seasonality

     The Company's present marine operations are affected by the seasonality of the Puerto Rico freight market where shipments are generally reduced during the first calendar quarter and increased during the fourth calendar quarter of each year in anticipation of Christmas. This seasonality is expected to have a greater impact on the Company when it increases its capacity with the addition of two new Triplestack Box Carriers/TM/. The Company's over-the-road truckload operation also experiences some seasonal fluctuations in freight volume, as shipments have historically decreased during the first calendar quarter. In addition, the Company's operating expenses historically have been higher in the winter months due to decreased fuel efficiency and increased maintenance costs in colder weather. Moreover, the Company's quarterly operating revenue and net income may continue to fluctuate due to the timing of changes in capacity and other factors. Accordingly, results of operations are subject to fluctuation, and results in any period should not be considered indicative of the results to be expected for any future period.

     The following table sets forth certain unaudited financial information for the Company for each of the last nine quarters (dollars in thousands except per share amounts):


   Operating revenues . . .   $15,257  $15,832  $15,430  $16,012     $14,568  $14,274  $16,288  $18,018    $16,446
   Operating income (loss).     2,097    2,537    1,790    2,354         966     (187)   1,331    2,315      1,748
   Pro forma net income
    (loss)  . . . . . . . .     1,039    1,254      841    1,226         443     (199)     636    1,193        909
   Pro forma net income
     per common share (loss)  $   .12  $   .15  $   .10  $   .14     $   .05  $  (.02) $   .07  $   .14    $   .11


                                INDUSTRY OVERVIEW

     Trailer Bridge currently operates in the full-load dry van segment of the U.S. to Puerto Rico freight market and to a lesser degree in the truckload segment of the domestic trucking industry. The Company also intends to initiate integrated truckload and marine service between interior points along the east coast of the U.S. which will compete primarily with truckload and rail intermodal service in north-south traffic lanes. Management is investigating a number of other potential markets in which the Company could replicate its unique integrated service model.

     The ocean freight market between the U.S. and Puerto Rico is approximately an $800 million market and is currently estimated to consist of approximately 310,000 loads per year. The market is unbalanced with more than three times as much cargo moving to Puerto Rico from the U.S. as is moving in the opposite direction. North-south freight flow imbalances result in equipment imbalances at interior U.S. points and significantly lower rates for inbound U.S. cargo compared to outbound U.S. cargo.
   Puerto Rico shippers select carriers based primarily upon price. To a lesser extent, criteria such as frequency, transit time, consistency, billing accuracy and claims experience are considered.

     Freight moving between the U.S. and Puerto Rico is primarily carried via truck over the inland segment of the freight shipment and via ship or barge over the marine segment. Most traditional ocean carriers in the Puerto Rico trade use standard containerized freight systems, employing 20' and 40' marine containers which for over-the-water shipment are carried on container ships and for over-the-road shipment are placed on chassis and pulled by conventional tractors. Ocean carriers generally provide motor carriage of containers through independent contractors, hired on an as-needed basis. Trailer Bridge is the only operator serving the Puerto Rico market that has a significant trucking operation and engages in significant inland domestic freight operations.

     As customers realized the cost benefits of consolidating more freight in a single movement and federal and state governments eased restrictions on equipment sizes, the prevailing standard trailer size in the domestic inland truckload industry has progressively increased to today's high capacity 53' long, 102" wide dry van trailer. By contrast, the capacity of freight containers used by shipping companies has not progressively increased over the past 25 years due to, among other reasons, the significant capital expenditures required to reconfigure existing ships. Despite the trend of motor carriers toward more efficient high-cube trailers, the ocean liner trade has retained the use of 20' and 40' ISO containers as the standard unit of containerized marine freight capacity. Today, no major truckload motor carrier in the U.S. operates 40' trailers.

     The Company plans to be the first to provide integrated truckload and marine service between U.S. domestic coastwise points along the eastern seaboard such as New York and Florida, utilizing high-cube 53' equipment. The Company will target such service primarily at long-haul, price-sensitive domestic freight which is currently moving on rail intermodal. The railroad movement of trailers and containers on flatcars has rapidly grown into a $5.8 billion industry in recent years, primarily due to the per mile linehaul cost advantage of rail intermodal over comparable truckload rates on longer hauls. The Company's planned integrated coastwise truckload and marine freight service is designed to take further advantage of shippers' proven willingness to move from one mode of transport to another to reduce distribution costs. Accordingly, the Company will primarily compete with truckload and rail intermodal service on the basis of price. Based on studies by an independent consultant, the Company believes that the eastern domestic long-haul, north-to-south full load market is in excess of $3.0 billion per year.


                                   BUSINESS

   Overview

     Trailer Bridge, headquartered in Jacksonville, Florida, is an integrated trucking and marine freight carrier that currently provides truckload freight transportation primarily between the continental U.S. and Puerto Rico. Founded in 1991 by transportation pioneer Malcom P. McLean, the Company combines an efficient domestic truckload motor carrier with a low cost barge and tug marine transportation system to provide seamless truckload freight service between Puerto Rico and points throughout North America. Trailer Bridge is the only company to operate marine vessels fully configured to carry 48' and 53' long, 102" wide, high-cube trailers, which enable the Company to achieve a high level of equipment utilization rates and other operating efficiencies not readily available to traditional ocean carriers that primarily use smaller capacity equipment, such as 40' containers. The Company believes that, as a result of these efficiencies, its total unit costs per mile are the lowest of any carrier operating between the U.S. and Puerto Rico.

     Trailer Bridge intends to achieve significant growth by providing the lowest cost freight transportation service to markets well suited to freight service utilizing a marine movement. Based on volume and pricing data, the Company believes there are a number of markets in which the Company's integrated high-cube truckload and marine transportation system can provide superior full load service at a significant cost advantage over existing modes of truckload and rail intermodal transportation.

     Trailer Bridge's differentiated service quickly gained the acceptance of U.S. to Puerto Rico shippers, leading to rapid growth and high equipment utilization. In 1993, the Company's first full year of operation, Trailer Bridge achieved a 94% outbound (U.S. to Puerto Rico) vessel utilization rate and captured 5% of the U.S. to Puerto Rico marine freight market. In response to the rapid market share gains experienced by Trailer Bridge, the Company, in 1966, increased its vessel capacity by 56% by inserting midsections ("mid-bodies") into its two existing barges, increasing the capacity of each barge from 266 to 416 48' equivalent truckload units. For the six months in 1996 during which the vessels were being lengthened, Trailer Bridge chartered smaller substitute vessels, resulting in a reduction in 1996 profits. Upon the return to service of both expanded vessels, revenue and profit levels immediately showed favorable comparisons to the Company's pre-expansion results.

     Trailer Bridge will increase its vessel capacity by an additional 56% in late 1997 and early 1998, when it takes delivery of two 408' long container carrying barges ("Triplestack Box Carriers/TM/") designed specifically for the Company's integrated truckload marine system. The Triplestack Box Carriers/TM/ are versatile, low-draft vessels that have a capacity of 213 53' containers, stacked three-high on a single deck. Construction of these two vessels began in March 1997 and, upon their completion, they are expected to be deployed in the Company's existing Puerto Rico freight operation. Trailer Bridge also intends to contract for the construction of three additional Triplestack Box Carriers/TM/ which it intends to deploy in coastwise service between New York and Florida. The Company also intends to investigate other marine markets which are well suited for its unique, cost-efficient transportation service, such as from the continental U.S. to Hawaii or Alaska.

   Competitive Strengths

     Management believes that the Company's principal competitive strengths are:

   * Significant Operating Cost Advantage. Trailer Bridge believes it is the lowest cost provider of freight transportation between the U.S. and Puerto Rico. Lower overall operating costs are achieved through significantly higher equipment utilization and lower marine linehaul costs than those of traditional ocean carriers. The Company's inland trucking operation achieves significantly higher equipment utilization and lower unit trucking costs by using 48' and 53' high-cube trailers. This system provides customers with over 50% more interior capacity than 40' marine containers but with similar inland trucking costs. The Company's marine system uses towed ocean-going barges instead of self propelled container ships to deliver equivalent units of capacity at significantly lower capital and operating costs. Barges are less complex and equipment intensive and therefore can be acquired or built at lower costs per unit of capacity than container ships. Furthermore, towed barge systems can be operated with lower per unit personnel and fuel costs due to the less restrictive Coast Guard manning requirements and lower maximum speed of ocean going tugs. Other components of the Company's low-cost operating structure include Trailer Bridge's use of uniform, modern fleet equipment to maximize utilization and flexibility and minimize operating costs, as well as an emphasis on hiring and retaining qualified and reliable drivers to reduce the costs of insurance, recruiting, fuel and maintenance.

   * Domestic Truckload Operations. The Company is the only carrier using a fleet of company-owned and leased tractors and high-cube dry van trailers to provide transportation services between the continental U.S. and Puerto Rico. By using high-cube equipment, the mainstay of the domestic truckload industry, and a centralized dispatch system, the Company can more effectively compete for and obtain domestic non-Puerto Rico truckload freight while repositioning equipment for Puerto Rico shipments. As a result, the Company operates with lower empty miles and higher equipment utilization than its competitors in the Puerto Rico trade. The Company is also able to provide more reliable and consistent service with a company-operated truckload fleet than traditional ocean carriers generally provide using a variety of smaller independent contractors.

   * Centralized Operation in Strategic Location. Trailer Bridge operates a centralized truckload operation from its headquarters in Jacksonville. Because approximately 70% of the Company's truckload freight is dispatched through Jacksonville on a regular schedule to meet weekly barge sailings to Puerto Rico, the Company is able to purchase a large portion of its fuel locally at favorable bulk rates and can schedule and perform routine maintenance at the Company's terminal facilities at lower cost and with minimal interruption to tractor dispatch efficiency. Regular truck routing through Jacksonville also enables the Company to offer its drivers a more routine schedule with more frequent stops at home, leading to higher driver retention. Additionally, the Company's centralized Jacksonville headquarters is also strategically located near key southern rail and highway endpoints, connecting cities in the continental U.S. to Puerto Rico and other Caribbean points.

   * Emphasis on U.S. Domestic Ocean Trade. The Company will continue to concentrate its marine operations in markets protected by the Jones Act. The Jones Act prevents foreign-built or foreign-crewed vessels from competing in ocean trade between ports in the U.S., including the non-contiguous areas of Puerto Rico, Alaska, Hawaii and Guam. Although the Company believes that its costs are competitive with those of foreign flagged carriers, it has initially focused on Jones Act protected markets to take advantage of the larger differential between its costs and the costs of other Jones Act protected U.S. flag carriers. Furthermore, two of the largest carriers in the Puerto Rico trade have agreed with the U.S. Maritime Administration to certain restrictions on adding capacity in the Jones Act trades, including their respective Puerto Rico services.

   * Experienced Management Team. The Company's officers and directors have extensive experience in the transportation industry, including an average of over five years with the Company. The scope of management experience at Trailer Bridge is well-balanced between both trucking and marine transportation. The Company's Chief Executive Officer and President have been involved in maritime trade for 19 and 26 years, respectively, and the Company's Vice President of Sales has over 25 years of experience in the trucking industry. The Company believes that the diverse skills of its management team have permitted Trailer Bridge to conceive, implement and expand a unique integrated transportation system that applies the best practices of this country's cost-efficient truckload business to the marine sector.

   Growth Strategy

     The following are the key elements of the Company's growth strategy:

   * Increased Market Share of Puerto Rico Market. Trailer Bridge plans to increase the capacity of its Puerto Rico service by adding two new barges, to be known as Triplestack Box Carriers/TM/, designed specifically for the Company to carry 53' containers. The addition of two Triplestack Box Carriers/TM/ will increase the Company's overall capacity by 56% and allow the Company to increase its frequency of service to Puerto Rico to two sailings per week from the current weekly service. Management believes that the Company's lack of available capacity and its limited service frequency have, to date, limited its volume of business with certain existing customers and precluded other customers from utilizing the Company's services. The Triplestack Box Carriers/TM/ are designed specifically to carry high capacity 53' containers, which the Company believes are preferred by customers and will therefore increase demand for its services. Added vessel capacity and frequency will also allow the Company to pursue additional backhaul revenue opportunities and seek high equipment utilization because of the more balanced availability of trucking capacity.

   * Initiation of Coastwise Service. Following its planned expansion of Puerto Rico service, the Company intends to commence a twice-weekly New York to Florida coastwise service utilizing three additional Triplestack Box Carriers/TM/. These vessels, combined with the Company's trucking capabilities and expertise in operating an integrated system, are expected to provide equivalent service with superior linehaul costs compared to truckload and a typical rail doublestack train. This will in turn allow the Company to compete effectively with truckload and rail intermodal carriers on the basis of price. The Company believes the New York to Florida traffic lane is the most attractive market in which to initiate its coastwise service but believes there are numerous other coastwise traffic lanes (including Gulf coast and West coast lanes) in which the Company can provide a more cost efficient freight service for shippers.

   * Service to Other Jones Act and Offshore Markets. The freight markets between the continental U.S. and points in Hawaii and Alaska are similar in overall size to the Puerto Rico market and are served by traditional marine carriers that do not utilize 48' or 53' conveyance units. The lack of appropriate and available port facilities in Hawaii and Alaska acts as a barrier to entry in those markets. However, the design and loading requirements of the Company's Triplestack Box Carrier/TM/ should allow the Company to serve these and other new markets from waterfront sites that do not require the traditional infrastructure investments associated with port facilities. Additionally, the Company believes there are other potential non-Jones Act Caribbean markets where the Triplestack Box Carrier/TM/ system could be quickly implemented with minimal investment in port facilities.

   * Capacity and Environmental Constraints on Other Modes. On a longer-term basis, the Company believes that its planned coastwise service will benefit from a growing capacity constraint in both the rail and highway systems. Management also believes that the coastwise service will be more environmentally attractive compared to the rail and truck transport sectors, as it emits lower fuel emissions and operates at greater distances from densely populated areas. Finally, the increasing publicity attendant to train and truck accidents, particularly those involving passenger automobiles, should offer an attractive political environment for expansion of the Company's maritime service.

   Operations

     Trailer Bridge operates a fleet of 154 tractors and 1,937 high-cube trailers which transport truckload freight between the Company's Jacksonville port facility and inland points in the U.S. The Company also provides full truckload service between interior points within the continental U.S., primarily to increase equipment utilization, minimize empty miles and maximize revenue while repositioning equipment to carry Puerto Rico bound freight. The Company maintains a centralized dispatch and customer service operation at its Jacksonville headquarters to schedule pickup and delivery of customer freight. The operations center features a fully integrated computerized dispatch, customer service network. Customer service representatives solicit and accept freight, quote freight rates, and serve as the primary contact with customers. Dispatch and customer service personnel work together to coordinate Puerto Rico and non-Puerto Rico freight to achieve the most optimum load balance and minimize empty miles within the Company's truckload operation.

     Trailer Bridge currently operates two 736' triple-deck, roll-on/roll-off ocean-going barges. Loading of the barges is performed using small maneuverable yard tractors by stevedores hired by an outside contractor. Once per week, the Company's two barge vessels sail between San Juan and Jacksonville, one in each direction. One vessel is scheduled to arrive in Jacksonville on Tuesday at 8:00 a.m. and depart on Thursday at 2:00 p.m., while the other vessel is scheduled to arrive in San Juan on Wednesday at 6:00 a.m. and depart on Wednesday at 8:00 p.m. Each barge is towed at approximately 9 knots by one 8,000 horsepower diesel-powered tug. The tugs are time-chartered and are manned by employees of the unaffiliated tug owner. Compared to a self-propelled vessel, a towed barge has reduced Coast Guard manning requirements and higher fuel efficiency. Similarly, the large number of U.S. tugs available for charter provides the Company with a reliable source for towing services.

   Marketing and Customers

     The Company's sales and marketing function is led by senior management and sales professionals based in Jacksonville, San Juan and other key strategic U.S. cities. These sales personnel aggressively market Trailer Bridge to shippers as a customer-oriented provider of value-priced, dependable, consistent service. The efforts of sales personnel are augmented by customer service personnel. The Company targets major shippers with high volume, repetitive shipments whose freight lends itself to integrated trucking and marine service.

     The Company develops its pricing proposals based upon a systematic analysis of its own costs. When comparing its prices to other carriers, Trailer Bridge seeks to demonstrate the superior value its system offers on a per cubic foot or per product shipped basis. Management believes that the Company's tightly controlled and continuously reviewed pricing model, although more typical in the truckload industry, positively differentiates Trailer Bridge from traditional marine carriers.

     The Company believes that price is the primary determinant in the freight lanes in which it is involved. Nonetheless, the Company also believes that Trailer Bridge has a competitive advantage through its ability to provide better service that results from its single company control of the entire freight movement over land and water. This service frees the customer from the operational complexities of coordinating the interface between over-the-road and marine service. The Company's customer service philosophy has generated increasing demand from existing customers for additional equipment and sailings and has led to ongoing relationships with customers such as Chrysler, General Motors, K Mart, General Electric and DuPont.

     Management believes the Company's growth with existing customers evidences customer satisfaction. From 1995 to 1996, the Company's revenue from its current top 5, 10, and 25 customers has grown by 13.0%, 21.5% and 31.2%, respectively, as the Company has capitalized on its reputation for value and consistent service. Trailer Bridge's philosophy is consistent with the trend among shippers toward establishing core carrier relationships with truckload carriers.

     The Company has a diversified customer base. Typical shipments to Puerto Rico include furniture, consumer goods, toys, new and used cars and apparel. Typical shipments from Puerto Rico include health products, electronics, shoes and scrap aluminum. Management intends to continue developing business with existing customers as well as attempting to add new core carrier relationships. The Company's top 5, 10, and 25 customers accounted for 16.7%, 23.2% and 36.1% of revenue, respectively, in 1996.

     The Company has written contracts with substantially all of its customers. These contracts generally specify service standards and rates, eliminating the need for negotiating the rate for individual shipments. Although a contract typically runs for a specified term of at least one year, it generally may be terminated by either party upon 30 days' notice. The penalties for a shipper for breach of contract are minimal.

   Existing and Planned Vessels

     The Company's present vessels are 736' by 104' triple-deck roll-on/roll-off barges. Each deck has ten lanes which are accessed from the stern of the vessel via ramp structures in Jacksonville and San Juan that have been built to the Company's specifications. Four lanes on each vessel have been converted to carry new and used automobiles on car decks that allow approximately 11 cars to fit in the space previously used for one 48' trailer. The trailers are secured on the vessel by attachment to pullman stands which are engaged and disengaged with specially configured yard tractors used to back the trailers into position on the vessel. The present vessels can be fully discharged and re-loaded within one eight hour shift, although the Company generally makes use of additional available slack time in Jacksonville to schedule cargo activity over periods that will minimize total cost.

     The two Triplestack Box Carriers/TM/ to be used in the Puerto Rico traffic lane are single deck barges. These 408' by 100' vessels are being built at Halter Marine Group, Inc.'s Pearlington, Mississippi shipyard under fixed-priced contracts which call for delivery of the first vessel
   in November 1997 and the second vessel in January 1998.   In the Puerto
   Rico service, the two Triplestack Box Carriers/TM/ are expected to achieve the scheduled service speed of 9 knots with a tug in the 6,500 horsepower range, with larger tugs attaining tow speeds of approximately 11 knots. These vessels will utilize the same port facilities as the present vessels. See "Business - Port Facilities." Wheeled vehicles known as reacher-stackers will carry and load the containers. These highly maneuverable vehicles are currently used by railroads to load containers. Similarly, the reacher-stackers are significantly less expensive than the cranes required for loading and unloading containers from the holds of ships and will instead directly access the deck of the vessel via simple and movable linear ramps. The Company believes that the total cargo handling cost per unit of the Triplestack Box Carriers/TM/ in the Puerto Rico traffic lane will be similar to that experienced with its present roll-on/roll-off vessels. The Company intends to acquire three additional Triplestack Box Carriers/TM/ in 1998 to use in the coastwise traffic lanes as a cost-efficient alternative to truckload and rail intermodal. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources" and "Business - Growth Strategy."

   Revenue Equipment

     Trailer Bridge's equipment strategy is to operate modern tractors and trailers in order to (i) reduce fuel, maintenance and parts costs, (ii) promote the reliable service customers demand from core carriers and (iii) help attract and retain drivers. At March 31, 1997, the Company had 154 tractors. The Company's practice is to trade or replace its tractors on a 450,000-mile cycle which generally occurs during the fourth year. Management anticipates that the Company's ongoing fleet upgrade program will significantly decrease its maintenance, repair and parts expenses.
   In addition, the new tractors, in combination with a fuel consumption incentive program for the drivers, are expected to generate better fuel mileage than the tractors to be traded. All of the new power units are conventional tractors (engine-forward) that are preferred by drivers. These units include, among other amenities, the large "condo" sleeper compartment with full standing room.

     At March 31, 1997, the Company operated 1,937 dry trailers, 1,772 of which were 48' x 102" models and 165 of which were 53' x 102" models. The Company's current practice is to trade or replace owned trailers on a seven-year cycle and replace leased trailers with owned trailers as leases expire. Since the trailers spend a significant amount of time on the Company's vessels and in Puerto Rico, the Company's trailers incur less miles in a year than those used by a typical truckload carrier. For instance, in 1996 the Company averaged approximately 10,500 highway miles per trailer compared to approximately 50,000 miles per year averaged by typical domestic truckload carriers. For this reason, the Company believes that its trailers have a longer effective life despite the corrosive ocean environment encountered on the vessels.

     Trailer Bridge has scheduled deliveries of approximately 75 new tractors during the remainder of 1997 and 25 new tractors during 1998. After the planned trade-in or sale during 1997 of all its model year 1993 tractors, the Company will have a fleet of approximately 145 owned tractors with an average age of nine months.

     The Company also has scheduled deliveries of approximately 850 new containers during late 1997 and early 1998, all of which are 53' models that will be utilized by the two new Triplestack Box Carriers/TM/ to be deployed in the Puerto Rico traffic lane. These containers are being built to the Company's specifications and are similar to the 53' containers utilized on the most efficient rail doublestack operation. The Company has also contracted to purchase 550 new chassis units which will be utilized in combination with the 53' containers. Under its fixed-price contract with a large container manufacturer, Trailer Bridge has an option to increase its order by up to 250 additional 53' container and chassis units.

     The Company performs light preventative maintenance on equipment at its Jacksonville operations center, with major maintenance and repairs handled by outside contractors.

   Driver Recruiting and Retention

     Trailer Bridge emphasizes driver satisfaction and has made significant investments to improve its drivers' employment experience. The Company offers competitive compensation and full health care benefits differentiating it from many truckload operators. Management believes it has promoted driver loyalty by assigning drivers to a single dispatcher, regardless of geographic area, awarding dedicated routes and offering more predictable home time due to the consistency that results from Jacksonville as a central hub of operations. Despite driver shortage in the industry and vigorous competition for drivers during the past several years, the Company believes its driver turnover is well below that typically reported by other truckload carriers.

     In recent periods the Company has significantly reduced the number of owner-operators in connection with its decision to decrease domestic truckload business not tailored to Puerto Rico movements. At March 31, 1997, the Company had only 13 owner-operators. Nevertheless, owner-operators provide the Company with flexibility to address driver and equipment needs in the future. The Company compensates owner-operators as employees who receive the same benefits as regular Company drivers. In addition, owner-operators receive a flat rate per mile to cover equipment costs, fuel and maintenance.

   Fuel Availability and Cost

     The Company actively manages its fuel costs by requiring drivers to fuel in Jacksonville at an offsite fuel facility where the Company has established a bulk purchasing arrangement. Whenever possible enroute, drivers are required to fuel at truck stops and service centers with which the Company has established volume purchasing arrangements. The Company offers fuel-conservation bonuses to its drivers based on miles per gallon thresholds.

     Although the Company pays for the marine fuel used by the large tugs it charters, the actual fuel loading is controlled by tug crew personnel employed by the tug owner. The fuel is loaded in Jacksonville at a nearby fuel facility while cargo operations are occurring. By negotiating directly with fuel vendors and offering volume contracts related to its marine fuel needs, the Company has obtained better prices than it would have otherwise been able to attain. The Company has never experienced an inability to obtain fuel at market driven rates.

     Trailer Bridge does not engage in any fuel hedging activities. The Company historically has been able to pass through most increases in fuel prices and tires to customers in the form of higher rates, although there can be no assurance that this will continue in the future. See "Risk Factors - Fuel Price Fluctuations."

   Safety and Insurance

     Trailer Bridge emphasizes safety in all aspects of its operations. The Company maintains its own strict standards for recruiting drivers, including a minimum of five years of verifiable commercial driving experience, a safe driving history, and a successful physical examination, including drug and alcohol testing. Its ongoing driver safety program includes an initial orientation for all new drivers, 100% log monitoring and strong adherence to all speed and weight regulations.

     The Company bids annually for both marine and land insurance policies. Major coverages include hull and protection indemnity ($36.7 million and $1 million limits with $50,000 and $5,000 deductibles), pollution, excess liability (umbrella up to $30 million), marine cargo, truckers liability, workers compensation ($1 million with no deductible) and commercial property (including fair market value property coverage on tractors and trailers subject to $5,000 and $1,000 deductibles, respectively). The Company has been successful in reducing premium levels, and management believes existing coverages are adequate to cover reasonably anticipated claims. However, there can be no assurance that premium levels will not increase or that coverage will be adequate in the future. See "Risk Factors - Claims Exposure and Insurance Costs."

   Technology

     The Company utilizes an IBM AS-400 computer system to handle its accounting and operations requirements. The computer system links Company headquarters, the truck operations center, the San Juan office and the marine terminals in Jacksonville and San Juan. The system enhances the Company's operating efficiency by providing cost effective access to detailed information concerning available equipment, loads, shipment status and specific customer requirements, and permits the Company to respond promptly and accurately to customer requests.

     The Company's electronic data interchange ("EDI") capability allows customers to tender loads, receive load confirmation, check load status, and receive billing information via computer. The Company's EDI system also is designed to accelerate receivables collection. The Company's largest customers require EDI service from their core carriers. Management believes that advanced technology will be required by an increasing number of large shippers as they reduce the number of carriers they use in favor of core carriers.

     The Company believes that the open structure of the internet will replace many of the traditional EDI functions and intends to expand its website (www.trailerbridge.com) to accommodate such technology.

   Properties

     Trailer Bridge is headquartered in Jacksonville, Florida, where it is completing construction of a 16,000 square foot office building adjacent to its owned truck operations center. Upon completion in mid-1997, this facility will centralize 75 Jacksonville personnel in one location. The new office building has also been designed so that additions can be constructed to serve the Company's foreseeable future needs. The truck operations center property was purchased in 1996 and consists of 17.8 acres near Interstate 95, approximately 2 miles from the Company's marine terminal on Blount Island. In addition to the new office building, the property includes a 11,400 square foot tractor maintenance shop where oil changes and light preventative maintenance are performed, a trailer washing facility, a drivers lounge and parking space for tractors and trailers. The Company believes that additional acreage contiguous to its truck operations center can be purchased to accommodate future expansion.

     The Company maintains small sales office facilities in Georgia, North Carolina, Illinois, Ohio and New Jersey which are utilized by sales personnel. The Company also rents a 2,600 square foot office in San Juan where 11 Puerto Rico administrative and sales personnel are based.

   Port Facilities

     The Company utilizes port facilities in Jacksonville and San Juan where its vessels are loaded and freight is stored awaiting further movement by either vessel or truck. Trailer Bridge's terminal in Jacksonville is located on Blount Island and consists of a berthing area and 17 acres leased from the Jacksonville Port Authority. The lease, which expires in 2002, allows the Company to use the berthing area on a preferential, although non-exclusive, basis and the land area on an exclusive basis. The Company pays the Jacksonville Port Authority a monthly rental payment plus a wharfage payment based upon total cargo volume. The Company's marine terminal in San Juan consists of a berthing area and 31 acres that the Company utilizes on a preferential basis under a stevedoring services agreement with the contractor who provides cargo handing services. This agreement, which expires in 2006, calls for the Company to make fixed payments as well as payments based upon total cargo volume and the prevailing wharfage rates of the Puerto Rico Ports Authority.

     Both of the present port facilities have been improved with triple-deck ramp structures, part of which float to allow the sterns of the present vessels to be mated with the ramps for loading operations. These ramp facilities were built by the present vessel owner and are included in the charter payments Trailer Bridge makes to its affiliate. The new Triplestack Box Carriers/TM/ will not need to utilize the existing ramps but will instead be accessed from simple, movable ramps that will typically bridge less than 10' compared to the 55' difference bridged in the existing operation. Trailer Bridge believes that its present marine terminals in Jacksonville and Puerto Rico are sufficient to accommodate the expected growth from the introduction of the two new vessels.

     The Company's expansion into coastwise traffic lanes will require new port facilities. Due to their shallow draft, relatively small overall size and ability to unload and load without significant shore-side ramp facilities or cranes, Triplestack Box Carriers/TM/ can be accommodated at port facilities that would not be appropriate for the present vessels or for other similar-sized vessels. These facilities include private sites that have not previously been utilized for cargo operations. Trailer Bridge believes that it will be able to find sufficient marine sites that lend themselves to the low-cost unloading and loading operation it envisions for the Triplestack Box Carriers/TM/ to be deployed in the coastwise traffic lanes.

   Competition

     The Company currently competes with four carriers for freight moving between the U.S. and Puerto Rico. The current operators in the Puerto Rico trade are Navieras de Puerto Rico ("NPR"), Sea-Land Service, Inc., Crowley American Transport, Sea-Barge Marine and Trailer Bridge. Based on available industry data for the first quarter of 1997, NPR, which was purchased from the Puerto Rico government in a leveraged buyout in 1995, has approximately 32% of the market share and operates five container vessels configured to carry primarily 40' marine containers. Sea-Land Service, Inc., a subsidiary of CSX Corporation, has approximately 24% of the market share and operates five container vessels that also carry mainly 40' containers. Crowley American Transport, a subsidiary of privately held Crowley Maritime Corp., has approximately 30% of the market share and operates nine roll-on/roll-off barges in various services between the U.S. and Puerto Rico. Although Crowley now uses some 48' trailers, its main equipment size is 45' by 96" wide trailers. Sea Barge Marine has approximately 7% of the market share with four container barges that primarily carry 40' marine containers. Trailer Bridge also has approximately 7% of the market share with its present two roll-on/roll-off vessels.

     Puerto Rico shippers select carriers based primarily upon price. To a lesser extent, criteria such as frequency, transit time, consistency, billing accuracy and claims experience are considered. The Company faces vigorous price competition from competitors in the Puerto Rico market, two of which are part of larger transportation organizations that possess greater financial resources than the Company. While the Company believes it is the lowest cost per unit operator in the Puerto Rico traffic lane, it does not always offer the lowest effective price as certain operators at times engage in a practice of freight rate reduction that the Company believes to be inconsistent with their own cost structure.

     The Company's planned coastwise service is expected to compete primarily with large railroads that move intermodal freight and, to a lesser extent, trucking companies. Many of these competitors are significantly larger and possess substantially greater financial resources than the Company. The Company intends to compete by offering customers value-based pricing derived from its lower linehaul cost per unit. The Company will target customers with less time sensitive-freight whose priority is reducing freight costs rather than obtaining the shortest possible transit times.

     The truckload segment of the trucking industry is highly competitive and fragmented, and no carrier or group of carriers dominates the market. The Company's non-Puerto Rico traffic lanes, which are used primarily to balance its core Puerto Rico traffic lanes, compete with a number of trucking companies as well as private truck fleets used by shippers to transport their own products. Truckload carriers compete primarily on the basis of price. The Company's truck freight service also competes to a limited extent with rail and rail-truck intermodal service, but attempts to limit this competition by seeking more time and service-sensitive freight. There are other trucking companies, including diversified carriers with larger fleets, possessing substantially greater financial resources and operating more equipment than the Company.

   Regulation

     As a common and contract motor carrier, the Company is regulated by the Surface Transportation Board (the successor federal agency to the Interstate Commerce Commission) and various state agencies. The Company's drivers, including owner-operators, also must comply with the safety and fitness regulations promulgated by the Department of Transportation, including those relating to drug testing and hours of service. For routes in Canadian provinces, the Company must comply with certain customs and border crossing requirements and other Canadian regulations, none of which have a material effect on the Company.

     The Company's operations are subject to various federal, state, and local environmental laws and regulations, implemented principally by the Environmental Protection Agency and similar state regulatory agencies. These regulations govern the management of hazardous wastes, discharge of pollutants into the air, surface and underground waters, and the disposal of certain substances. Management is not aware of any water or land fuel spills or hazardous substance contamination on its properties and believes that its operations are in material compliance with current laws and regulations.

     The Company's marine operations are conducted in the U.S. domestic trade. A set of federal laws known as the Jones Act requires that only U.S. built, owned and crewed vessels move freight between ports in the U.S., including the non-contiguous areas of Puerto Rico, Alaska, Hawaii and Guam. These marine operations are subject to regulation by various federal agencies, including the Surface Transportation Board, the U.S. Maritime Administration and the U.S. Coast Guard. These regulatory authorities have broad powers governing activities such as operational safety, tariff filings of freight rates, certain mergers, contraband and environmental contamination and financial reporting. Management believes that its operations are in material compliance with current laws and regulations, but there can be no assurance that current regulatory requirements will not change. See "Risk Factors - Potential Loss of Jones Act Protection."

   Employees

     At March 31, 1997, Trailer Bridge had 244 employees, 140 of which were drivers. Management believes that its computerized operation and efficient workforce will permit significant fleet expansion without a corresponding increase in the number of non-driver employees. The Company's employees have never been represented by or attempted to organize a union, and management believes it has a good relationship with the Company's employees.

   Legal Proceedings

     The Company from time to time is a party to litigation arising in the ordinary course of its business, substantially all of which involves claims for personal injury and property damage incurred in the transportation of freight. The Company presently is not a party to any legal proceeding other than litigation arising from vehicle accidents or cargo damage, and management is not aware of any claims or threatened claims that reasonably would be expected to exceed insurance limits or have a materially adverse effect upon the Company's operations or financial position.

                                   MANAGEMENT

   Executive Officers and Directors

     The table below sets forth information concerning the Company's executive officers, directors, and director nominees:

           Name               Age           Position(1)
    Malcom P. McLean  . .     83    Director
    John D. McCown(2) . .     42    Chairman of the Board, Chief
                                    Executive Officer & Director
    Ralph W. Heim . . . .     51    President and Chief Operating Officer
    Wayne Hodges  . . . .     47    Vice President of Sales
    J. Edward Morley  . .     49    Vice President of Operations
    Mark A. Tanner  . . .     45    Vice President of Administration and
                                    Chief Financial Officer
    Robert van Dijk . . .     51    Vice President of Pricing
    William G. Gotimer, Jr.   38    Secretary and General Counsel

   (1) Directors are elected annually. Executive officers serve at the pleasure of the Board of Directors.
   (2) Will become a member of the Audit Committee upon the closing of the offering.

     Mr. McLean, a director since April 1991, is the founder and principal stockholder of Trailer Bridge. His principal business activity during the past five years has related to developing Trailer Bridge. He served as President from June 1991 to July 1992 and from January 1995 to November 1995. Mr. McLean is a pioneer in transportation who is responsible for a number of innovations in both trucking and shipping and who is best known as the founder of container shipping. He built McLean Trucking Company into the second largest and most profitable trucking company in the U.S., where it was the first major user of diesel engines in its tractors. In the mid-1950's, he purchased two steamship companies which were combined to form Sea-Land Service, Inc. which introduced and developed container shipping. Following the sale of Sea-Land in 1968, Mr. McLean went on to found McLean Industries whose principal subsidiary, U.S. Lines, became the largest container shipping company in the world. His business accomplishments led to his induction in the Fortune Magazine Business Hall of Fame, and he was referred to by a leading business magazine as "one of the few men who changed the world."

     Mr. McCown, a director since April 1991, has served as the Chairman and non-employee Chief Executive Officer since November 1995. From July 1992 to November 1995, Mr. McCown was Vice President of the Company. In addition to his role at Trailer Bridge, he is President and CEO of Kadampanattu Corp., an affiliate of Trailer Bridge that owns the two vessels now utilized by Trailer Bridge in its present Puerto Rico service. Mr. McCown has worked for Malcom P. McLean in various capacities since 1980. Mr. McCown is a graduate of Harvard Business School (MBA, 1980) and Louisiana State University (BBA, 1975). Prior to joining McLean Industries in 1980, Mr. McCown worked at U.S. Lines, a subsidiary of McLean Industries, and at National Bank of North America as a corporate loan officer. Commencing with this offering, Mr. McCown will become a full-time employee of the Company. See "Certain Transactions."

     Mr. Heim has served as President since November 1995 and Chief
   Operating Officer since January 1992. From May 1991 until November 1995, Mr. Heim served as Vice President of the Company. Prior to joining Trailer Bridge in 1991, Mr. Heim worked at Crowley Maritime Corporation for five years in various operating capacities primarily related to its Puerto Rico service. His other transportation experience includes more than 15 years with Sea-Land Service, Puerto Rico Marine Management and U.S. Lines in diverse domestic and international assignments. Mr. Heim graduated from Jacksonville University with a B.S. in Business Management.

     Mr. Hodges has served as Vice President - Sales since November 1995. Prior to joining Trailer Bridge in September 1995, he served as General Sales Manager for M.S. Carriers, a major nationwide truckload carrier based in Memphis. Mr. Hodges was that company's first salesman, beginning in 1982. Prior to his association with M.S. Carriers, Mr. Hodges' trucking experience included terminal manager positions at Mistletoe Express and United Parcel Service as well as a branch manager position at a trailer sales dealer.

     Mr. Morley has served as Vice President - Operations since July 1992 and is responsible for marine and terminal operations. Prior to joining Trailer Bridge in 1991, Mr. Morley was with Sea-Land Service where he was responsible for operations in Puerto Rico from 1990 to 1991. Mr. Morley's overall transportation experience spans over 25 years with major container transportation companies.

     Mr. Tanner, a CPA, has served as Vice President of Administration and Chief Financial Officer since January 1992. Mr. Tanner joined Trailer Bridge in 1991 from Crowley Maritime where he was Manager of Analysis and Statistics for four years. His prior experience includes three years as Manager of Corporate Planning for The Charter Company, which was a Jacksonville based $5 billion publicly-held company and five years in public accounting.

     Mr. van Dijk has served as Vice President - Pricing since July 1992 and directs all pricing related activities. Prior to joining Trailer Bridge in 1991, Mr. van Dijk worked for Crowley Maritime, where he directed pricing for the Puerto Rico service. Mr. van Dijk's pricing related experience includes over 30 years with American Transport, U.S. Lines, Weyerhauser Shipping, Sea-Land Service and Holland America Lines.

     Mr. Gotimer has served as non-employee General Counsel since 1991. Mr. Gotimer also acts as legal counsel for Malcom P. McLean, including General Counsel for Kadampanattu Corp. His previous experience includes legal counsel with British Airways, Plc., Pan American World Airways and McLean Industries. Mr. Gotimer has an LL. M. degree in Taxation from New York University School of Law and both a JD and BS degree in accounting from St. John's University.

     Following completion of the offering, the Company intends to add two independent directors to its Board.

   Committees

     Following completion of the offering, the Board of Directors intends to establish an Audit Committee comprised initially of John D. McCown and the Company's two independent directors and a Compensation Committee comprised of the Company's two independent directors. The Audit Committee will have responsibility for reviewing audit plans and discussing audit work, internal controls and related matters with the Company's independent public accountants, reviewing the audit report and any accompanying recommendations, and nominating independent public accountants to perform the annual audit. The Compensation Committee will have responsibility for reviewing the compensation of the Company's executive officers, making recommendations to the Board of Directors, and administering the Company's Incentive Stock Plan. See "Management - Incentive Stock Plan."

   Executive Compensation

     The following table summarizes the compensation paid or accrued by the Company, for services rendered during 1996, to the Company's Chief Executive Officer and its other five most highly compensated executive officers:

                           SUMMARY COMPENSATION TABLE


                                         Annual Compensation           All Other
   Name and Principal Position     Year      Salary        Bonus     Compensation(1)

   John D. McCown  . . . . . . .   1996    $235,864(2)    $37,311          --
      Chairman and Chief
      Executive Officer
   Ralph W. Heim . . . . . . . .   1996     154,904        64,446       $7,625
      President and Chief
      Operating Officer
   J. Edward Morley  . . . . . .   1996     112,070        37,311        6,459
      Vice President of
      Operations
   Robert van Dijk . . . . . . .   1996     108,724        37,311        6,923
      Vice President of
      Pricing
   Mark A. Tanner  . . . . . . .   1996     104,635        37,311        3,523
      Vice President of
      Administration
      and Chief Financial
      Officer
   Wayne Hodges  . . . . . . . .   1996     104,183        37,311        3,707
      Vice President of
      Sales

   ________________________________

   (1) Consists of amounts contributed by the Company for the account of the named executive under the Company's 401(k) plan and excess group term life insurance premiums, respectively, as follows: Mr. Heim, $4,500 and $1,613; Mr. Morley, $3,344 and $606; Mr. van Dijk, $3,523 and
        $965; Mr. Tanner, $3,400 and $578; and Mr. Hodges, $3,125 and $582.
   (2) In 1996 and prior years, Mr. McCown provided services to the Company in connection with the Company's vessel charter from its affiliate, Kadampanattu Corp. The amount shown as salary on the above table was paid by the affiliate. Commencing with the closing of the offering, all of Mr. McCown's compensation will be paid directly by the Company, and the charter payments will be reduced. See "Certain
        Transactions."

   Cash Bonus Plan

     The Company has historically paid bonuses to employees from an overall bonus pool equivalent to 10% of pretax income. Partial bonuses equal to one-half of the expected amount are distributed on a cumulative quarterly basis, with the final payment made based on audited annual results. The distribution to individual employees is determined based on a point system which includes approximately one-half of the Company's non-driver employees.

   Incentive Stock Plan

     The Company's Board of Directors and stockholders have adopted an Incentive Stock Plan designed to attract and retain employees and outside directors and motivate them through incentives that are aligned with the Company's goals of increased profitability and stockholder value. The
   Incentive Stock Plan is intended to afford the Company wide discretion in making awards. Awards under the Incentive Stock Plan will be made by the Compensation Committee of the Board of Directors, which, upon consummation of the offering, will be comprised solely of persons who qualify as "non-employee directors," as such term is used in Rule 16b-3 under the Securities Exchange Act of 1934, as amended, and "outside directors" as defined under Section 162(m) of the Internal Revenue Code (the "Code").
   Awards may be in the form of incentive options or non-qualified options.
   An employee who exercises an incentive option will not be required to recognize taxable income (and the Company will not be entitled to a tax deduction) if the employee holds the shares issued on exercise for the requisite holding period. By contrast, an employee who exercises a non-qualified option will be required to recognize taxable income on the date of exercise equal to the spread between the fair market value of the underlying shares on the date of exercise and the exercise price, and the Company will be entitled to a corresponding tax deduction. Incentive options will be designed to comply with applicable provisions of the Code, including a requirement that exercise prices be equal to at least 100% of the fair market value of the Common Stock on the date of grant and a ten-year restriction on the option term. Options for more than 300,000 shares may not be awarded to any individual during any 12-month period.

     The Company has reserved 1,000,000 shares of Common Stock for issuance pursuant to the Incentive Stock Plan, and has awarded non-qualified options to executives covering an aggregate of 500,000 shares at an exercise price equal to the initial public offering price of the Common
   Stock, as follows:  Mr. McCown, 150,000 shares; Mr. Heim, 100,000 shares;
   and Messrs. Hodges, Morley, Tanner, van Dijk and Gotimer, 50,000 shares each. Such options become exercisable at the rate of 20% per year beginning on the first anniversary date of the offering. The Compensation
   Committee has granted non-qualified options to purchase 100,000 additional shares to 48 other employees, subject to consummation of the offering, at an exercise price equal to the initial public offering price. Options that expire unexercised or are forfeited become available again for issuance under the Incentive Stock Plan. Unvested options will become exercisable in full upon a "change of control," as defined in the award agreements. The Compensation Committee may determine when and in what amounts future awards vest and options become exercisable. Terms of awards need not be the same for all participants. The price payable upon exercise of an option may be satisfied in cash or, in the Committee's discretion, with previously acquired shares of Common Stock.

   401(k) Profit Sharing Plan

     The Company maintains a defined contribution plan (the "401(k) Plan"), which is intended to satisfy the tax qualification requirements of the Code. All Company personnel age 21 or older are eligible to participate in the 401(k) Plan after one year of service with the Company. The 401(k)
   Plan permits participants to contribute up to 15% of their annual compensation from the Company, subject to the limit imposed by the Internal Revenue Code. All amounts deferred under the 401(k) Plan by a participant fully vest immediately. The 401(k) Plan provides for matching contributions by the Company at a rate not in excess of 3.0% of compensation and also permits discretionary contributions. The Company contributed $142,994 to the 401(k) Plan in 1996. Amounts contributed by the Company vest 20% each year from the second through the sixth year after contribution. The Company has no defined benefit or actuarial plans.

   Compensation Committee Interlocks and Insider Participation

     Following the completion of the offering, the Company's Compensation
   Committee will be comprised of the Company's two independent directors.
   Prior to the offering, Malcom P. McLean and John D. McCown made all decisions concerning executive officer compensation. Mr. McLean is the sole stockholder and Mr. McCown is the President and CEO of Kadampanattu
   Corp., which charters the two mid-body vessels to the Company.  See
   "Certain Transactions."

   Directors' Compensation

     After this offering, each non-employee director will receive an annual retainer of $5,000 and $1,000 for each meeting of the Board of Directors or committee of the Board of Directors attended by such director (if such committee meeting is held other than on the day of a Board meeting), plus reimbursement of expenses incurred in attending such meetings.


                              CERTAIN TRANSACTIONS

     The Company charters two roll-on/roll-off barge vessels and the right to use related ramp structures in Jacksonville, Florida and San Juan, Puerto Rico to service the barges from Kadampanattu Corp. ("K Corp"), which is wholly owned by Malcom P. McLean, the Company's founder, controlling stockholder and a director. The charters currently provide for a per vessel payment to K Corp of $10,500 per day and also require the Company to maintain and repair the vessels and ramps. The charters expire at the later of September 1, 2010 or the repayment of all obligations under K Corp's construction loan for the 1996 mid-body expansion program, which payment has been guaranteed by the Company. Such obligations are scheduled to be repaid in quarterly installments ending June 30, 2003.
   Upon the expiration of the charters, the Company has the option to extend the charters for an additional eight years at $11,000 per day per vessel, or may purchase the vessels at their then fair market value. Total expense under these charters from K Corp was $3.6 million, $3.6 million and $5.9 million in 1994, 1995 and 1996, respectively. The charter payments were increased from $5,000 per day per vessel in 1996 following completion of the mid-body expansion. In the opinion of the Board of Directors, the terms of the charters are at last as favorable as those that could be obtained from unaffiliated third parties.

     K Corp has also provided the Company with the services of Messrs.
   McCown and Gotimer pursuant to the charter arrangements and, accordingly, K Corp has borne the entire salary expense attributable to such officers' services. See "Management - Executive Compensation." Effective with the offering, Mr. McCown will become a full-time employee of the Company, and the daily charter fee payable by the Company will be reduced from $10,500 to $10,050 per vessel. In addition, the Company has agreed to pay Mr.
   Gotimer an annual salary of $50,000 for his legal services.

     During 1991, 1992 and early 1993, K Corp advanced funds to the Company.
   K Corp also agreed to defer receipt of certain charter-hire due for 1992.
   The advances were used by the Company to fund various construction projects and general and administration expenses. The advances are represented by a promissory note, which bears interest at 8% and is due on December 31, 1997 (the "Note"). The highest outstanding principal balance on the Note during 1994, 1995 and 1996 was $15.4 million, $12.4 million and $7.8 million respectively, and the total outstanding principal balance at December 31, 1994, 1995 and 1996 was $12.4 million, $7.8 million and
   $4.6 million, respectively. The 1996 amount also reflects a credit of $1.7 million for substitute vessel costs paid by the Company while the K
   Corp vessels were undergoing renovations as part of the mid-body insertion project. In 1997, the Note was increased by $1.5 million to reflect an advance made by K Corp to fund the Company's down payment on the two
   Triplestack Box Carriers/TM/. Approximately $5.8 million of the net proceeds of the offering will be used to repay the Note in full. See "Use of Proceeds."

     The Company has guaranteed a $26.5 million term loan obtained by K Corp for the 1996 mid-body expansion of the vessels chartered to the Company.
   The lender has indicated its intention to release the Company from this guarantee contingent upon the offering. Such loan is scheduled to be repaid in quarterly installments ending June 30, 2003. The current outstanding amount of the loan is $24.2 million. The loan is also secured by a mortgage on K Corp's vessels and a lien on the related ramp structures. The aggregate of the latest appraised values of the vessels and related ramps that secure this indebtedness is $63 million.

     The Company has long term debt arrangements and lease obligations which are guaranteed by K Corp and which contain financial covenants that require the Company and K Corp, on a combined basis, to maintain certain financial ratios which are calculated as of the end of each fiscal quarter. The Company and K Corp were in compliance with such covenants at March 31, 1997. The lender referred to above has indicated its intention to release K Corp's guarantee on $1.6 million at December 31, 1996 contingent upon this offering. The aggregate amount of such obligations guaranteed by K Corp at December 31, 1996 was $9.2 million. See Note 7 to the Financial Statements. The Company intends to seek release of such guaranties from other lenders contingent upon this offering.

     The Company will continue a policy that any transactions with affiliated persons or entities will be on terms no less favorable to the Company than those that could have been obtained on an arms-length basis from unaffiliated third parties. Any such future transactions must be approved by a majority of the disinterested directors.


                             PRINCIPAL STOCKHOLDERS

     The following table sets forth information regarding the beneficial ownership of Common Stock as of the date of this Prospectus, and as adjusted to reflect the sale of the shares of Common Stock offered hereby, by each person known by the Company to beneficially own more than 5% of the outstanding shares of Common Stock; each of the Company's directors, director nominees, and executive officers identified in the Summary
   Compensation Table who beneficially owns any Common Stock; and all directors and executive officers as a group. Unless otherwise indicated, each of the stockholders has sole voting and investment power with respect to the shares beneficially owned. The Company has two stockholders of record at the date of this Prospectus.


                                                                                                             Percent
                                                                               Number                   Before         After
         Name                                                                 of Shares                Offering     Offering(1)

    Malcom P. McLean  . . . . . . . . . . . . . . . . . . . .                 6,800,000                  80.0%         _____%
       500 Park Avenue, 5th Floor
       New York, NY  10022
    Clara L. McLean . . . . . . . . . . . . . . . . . . . . .                 1,700,000                  20.0%         _____%
       500 Park Avenue, 5th Floor
       New York, NY  10022
    John D. McCown  . . . . . . . . . . . . . . . . . . . . .                 1,700,000(2)               20.0%         _____%

    All directors and executive officers as a group
      (8) persons)(2) . . . . . . . . . . . . . . . . . . . .                 6,800,000                  80.0%         _____%

   ________________________________

   (1) Excludes shares subject to options granted to executive officers under the Company's Incentive Stock Plan which become exercisable 20% per year beginning on the first anniversary date of the offering.
   (2) Consists of shares subject to immediately exercisable options granted by Malcom P. McLean to Mr. McCown in February 1994 and May 1997. The February 1994 options cover 500,000 shares with an exercise price of $.001 per share and the May 1997 options cover 1,200,000 shares with an exercise price of $.74 per share.


                          DESCRIPTION OF CAPITAL STOCK

   General

     The Company is authorized to issue up to 20,000,000 shares of Common Stock, $.01 value per share, and 1,000,000 shares of preferred stock, $.01 par value per share. At the date of this Prospectus 8,500,000 shares of Common Stock, and no shares of preferred stock were issued and outstanding. The Common Stock is held by two stockholders of record, including Malcom P. McLean. All of the outstanding Common Stock is, and the shares of Common Stock offered by the Company hereby when issued and paid for will be, fully paid and non-assessable.

   Common Stock

     Voting.  Holders of Common Stock are entitled to one vote per share.
   All actions submitted to a vote of stockholders are voted on by holders of Common Stock voting together as a single class. Holders of Common Stock are not entitled to cumulative voting in the election of directors.

     Dividends. Holders of Common Stock are entitled to receive dividends payable in cash or property other than Common Stock on an equal basis, if and when such dividends are declared by the Board of Directors from funds legally available, subject to any preference in favor of outstanding shares of preferred stock, if any.

     Liquidation. In the event of liquidation, holders of Common Stock participate on a ratable basis in the net assets of the Company available for distribution after payment or provision for liabilities of the Company and payment of the liquidation preference, if any, on any outstanding shares of preferred stock.

     Other Terms. Holders of Common Stock are not entitled to preemptive rights and the Common Stock is not subject to redemption.

     The rights, preferences, and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which the Company may designate and issue in the future.

   Preferred Stock

     The Board of Directors is authorized to issue, from time to time, without approval of the stockholders, up to 1,000,000 shares of preferred stock in one or more series. The Board of Directors may fix for each series: the distinctive serial designation and number of shares of the series; the voting powers and the right, if any, to elect a director or directors (and the terms of office of any such directors); the dividend rights, if any; the terms of redemption, and the amount of and provisions regarding any sinking fund for the purchase or redemption thereof; the liquidation preferences and the amounts payable on dissolution or liquidation; the terms and conditions under which shares of the series may or shall be converted into any other series or class of stock or debt of the Company; and any other terms or provisions which the Board of Directors is legally authorized to fix or alter.

     It is not possible to state the actual effect of the authorization of the preferred stock upon the rights of holders of the Common Stock until the Board determines the specific rights of the holders of any series of preferred stock. Depending upon the rights granted to any series of preferred stock, issuance thereof could adversely affect the voting power, liquidation rights, or other rights of the holders of Common Stock or other preferred stock. The Board's authority to issue shares of preferred stock provides a potential vehicle for use in possible acquisitions and other corporate purposes, but its issuance, for example in connection with a stockholder rights plan, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of the Company. The Company has no present plans to issue any shares of preferred stock.

   Foreign Ownership Restrictions

     The Certificate of Incorporation (i) contains provisions limiting the aggregate percentage ownership by Non-Citizens of each class of the Company's capital stock (including the Common Stock) to 24.99% of the outstanding shares of each such class (the "Permitted Percentage") to ensure that such foreign ownership will not exceed the maximum percentage permitted by applicable federal law (presently 25.0%); (ii) requires institution of a dual stock certificate system to help determine such ownership, and (iii) permits the Board of Directors to make such determinations as may reasonably be necessary to ascertain such ownership and implement such limitations. These provisions are intended to protect the Company's ability to operate its vessels in the U.S. domestic trade governed by the Jones Act. The ability of the Company to so operate is necessary to avoid default under certain of the Company's financings, may enhance the Company's ability to incur additional debt, and may have other effects upon the Company. See "Risk Factors - Restriction on Foreign Ownership."

     To provide a method to enable the Company reasonably to determine stock ownership by Non-Citizens, the Certificate of Incorporation requires the Company to institute (and to implement through the transfer agent for the Common Stock) a dual stock certificate system, pursuant to which certificates representing shares of Common Stock will bear legends that designate such certificates as either "citizen" or "non-citizen," depending on the citizenship of the owner. Accordingly, stock certificates are denominated as "citizen" (blue) in respect of Common Stock owned by Citizens and as "non-citizen" (red) in respect of Common Stock owned by Non-Citizens. The Company may also issue non-certificated shares through depositories if the Company determines such depositories have established procedures that allow the Company to monitor the ownership of Common Stock by Non-Citizens.

     For purposes of the dual stock certificate system, a "Non-Citizen" is defined as any person other than a Citizen, and a "Citizen" is defined as:
   (i) any individual who is a citizen of the U.S. by birth, naturalization, or as otherwise authorized by law; (ii) any corporation (a) organized under the laws of the U.S., or a state, territory, district, or possession thereof, (b) of which title to not less than 75% of its stock is beneficially owned by and vested in Citizens, free from any trust or fiduciary obligation in favor of Non-Citizens, (c) of which not less than 75% of the voting power is vested in Citizens, free from any contract or understanding through which it is arranged that such voting power may be exercised directly or indirectly in behalf of Non-Citizens, (d) of which there are no other means by which control is conferred upon or permitted to be exercised by Non-Citizens, (e) whose president or chief executive officer, chairman of the board of directors and all officers authorized to act in their absence or disability are Citizens, and (f) of which more than 50% of that number of its directors necessary to constitute a quorum are Citizens; (iii) any partnership (a) organized under the laws of the U.S., or a state, territory, district, or possession thereof, (b) all general partners of which are Citizens, and (c) of which not less than a 75% interest is beneficially owned and controlled by, and vested in, Citizens, free and clear of any trust or fiduciary obligation in favor of Non-Citizens; (iv) any association (a) organized under the laws of the U.S., or a state, territory, district, or possession thereof, (b) of which 100% of the members are Citizens, (c) whose president, chief executive officer, or equivalent position, chairman of the board of directors, or equivalent committee or body, and all persons authorized to act in their absence or disability are Citizens, (d) of which not less than 75% of the voting power is beneficially owned by Citizens, free and clear of any trust or fiduciary obligation in favor of Non-Citizens, and (e) of which more than 50% of that number of its directors or equivalent persons necessary to constitute a quorum are Citizens; (v) any limited liability company (a) organized under the laws of the U.S., or a state, territory, district or possession thereof, (b) of which not less than 75% of the membership interests are beneficially owned by and vested in Citizens, free from any trust or fiduciary obligation in favor of Non-Citizens, and the remaining membership interests are beneficially owned by and vested in persons meeting the requirements of 46 U.S.C. Sec. 12102 (a), (c) of which not less than 75% of the voting power is vested in Citizens, free from any contract or understanding through which it is arranged that such voting power may be exercised directly or indirectly in behalf of Non-Citizens,
   (d) of which there are no other means by which control is conferred upon or permitted to be exercised by Non-Citizens, (e) whose president or other chief executive officer or equivalent position, chairman of the board of directors or equivalent committee or body, managing members (or equivalent), if any, and all persons authorized to act in their absence or disability are citizens, free and clear of any trust or fiduciary obligation in favor of any Non-Citizens, and (f) of which more than 50% of that number of its directors or equivalent persons necessary to constitute a quorum are Citizens; (vi) any joint venture, if not an association, corporation, partnership, or limited liability company (a) organized under the laws of the U.S., or a state, territory, district, or possession thereof, and (b) of which 100% of the equity is beneficially owned and vested in Citizens, free and clear of any trust or fiduciary obligation in favor of any Non-Citizens; and (vii) any trust (a) domiciled in and existing under the laws of the U.S., or a state, territory, district, or possession thereof, (b) the trustee of which is a Citizen, and (c) of which not less than a 75% interest is held for the benefit of Citizens, free and clear of any trust or fiduciary obligation in favor of any Non-Citizens; and (viii) any other entity not specifically listed above which the Board of Directors reasonably determines is a "Citizen" consistent with the foregoing definitions and the Jones Act. The foregoing definition is applicable at all tiers of ownership and in both form and substance at each tier of ownership. The Board of Directors is specifically authorized to make reasonable determinations and interpretations of terms used in the Certificate in defining a "Citizen" to assure compliance with the Jones Act in accordance with applicable law and the Certificate.

     Shares of Common Stock are transferable to Citizens at any time and are transferable to Non-Citizens if, at the time of such transfer, the transfer would not increase the aggregate ownership by Non-Citizens of that particular class of Common Stock above the Permitted Percentage in relation to the total outstanding shares of that particular class of Common Stock. Non-Citizen certificates may be converted to Citizen certificates upon a showing, satisfactory to the Company, that the holder is a Citizen. Any purported transfer to Non-Citizens of shares or of an interest in shares of the Company represented by a Citizen certificate in excess of the Permitted Percentage will be ineffective as against the Company for all purposes (including for purposes of voting, dividends, and any other distribution, upon liquidation or otherwise). In addition, the shares may not be transferred on the books of the Company, and the Company, whether or not such stock certificate is validly issued, may refuse to recognize the holder thereof as a stockholder of the Company except to the extent necessary to effect any remedy available to the Company. Subject to the foregoing limitations, upon surrender of any stock certificate for transfer, the transferee will receive citizen (blue) certificates or non-citizen (red) certificates, as applicable.

     The Certificate of Incorporation establishes procedures with respect to the transfer of shares to enforce the limitations referred to above and authorize the Board of Directors to implement such procedures, The Board of Directors may take other actions or make interpretations of the Company's foreign ownership policy as it deems necessary in order to implement the policy. Pursuant to the procedures established in the Certificate of Incorporation, as a condition precedent to each issuance and/or transfer of stock certificates representing shares of Common Stock (including the shares of Common Stock being sold in the offering), a citizenship certificate may be required from all transferees (and from any recipient upon original issuance) of Common Stock and, with respect to the beneficial owner of the Common Stock being transferred, if the transferee (or the original recipient) is acting as a fiduciary or nominee for such beneficial owner. The registration of the transfer (or original issuance) will be denied upon refusal to furnish such citizenship certificate, which must provide information about the purported transferee's or beneficial owner's citizenship. Furthermore, as part of the dual stock certificate system, depositories holding shares of the Company's Common Stock will be required to maintain separate accounts for "Citizen" and "Non-Citizen" shares. When the beneficial ownership of such shares is transferred, the depositories' participants will be required to advise such depositories as to which account the transferred shares should be held. In addition, to the extent necessary to enable the Company to determine the number of shares owned by Non-Citizens, the Company may from time to time require record holders and beneficial owners of shares of Common Stock to confirm their citizenship status and may, in the discretion of the Board of Directors, temporarily withhold dividends payable to, and deny voting rights to, any such record holder or beneficial owner until confirmation of citizenship is received.

     Should the Company (or its transfer agent for the Common Stock) become aware that the ownership by Non-Citizens of Common Stock at any time exceeds the Permitted Percentage (the "Excess Shares"), the Board of Directors is authorized to withhold dividends and other distributions temporarily on the Excess Shares, pending the transfer of such shares to a Citizen or the reduction in the percentage of shares owned by Non-Citizens to or below the Permitted Percentage, and to deny voting rights with respect to the Excess Shares. If dividends and distributions are to be withheld, they will be set aside for the account of the Excess Shares. At such time as such shares are transferred to a Citizen or the ownership of such shares by Non-Citizens will not result in aggregate ownership by Non-Citizens in excess of the Permitted Percentage, the dividends withheld shall be paid to the then record holders of the related shares. Excess Shares shall, so long as the excess exists, not be deemed to be outstanding for purposes of determining the vote required on any matter brought before the stockholders for a vote. The Certificate of Incorporation provides that the Board of Directors has the power, in its reasonable discretion and based upon the records maintained by the Company's transfer agent, to determine those shares of Common Stock that constitute the Excess Shares. Such determination will be made by reference to the date or dates on which such shares were purchased by Non-Citizens, starting with the most recent acquisition of shares by a Non-Citizen and including, in reverse chronological order, all other acquisitions of shares by Non-Citizens from and after the acquisition that first caused the Permitted Percentage to be exceeded; provided that Excess Shares resulting from a determination that a record holder or beneficial owner is no longer a Citizen will be deemed to have been acquired as of the date of such determination. To satisfy the Permitted Percentage described above, the Certificate of Incorporation authorizes the Board of Directors, in its discretion, to redeem (upon written notice) Excess Shares in order to reduce the aggregate ownership by Non-Citizens to the Permitted Percentage. As long as the shares of Common Stock offered hereby continue to be authorized for quotation on the Nasdaq National Market, the redemption price will be the average of the closing sale price of the shares (as reported by the Nasdaq National Market) during the 30 trading days next preceding the date of the notice of redemption. The redemption price for Excess Shares will be payable in cash. In the event the Company is not permitted by applicable law to make such redemption or the Board of Directors, in its discretion, elects not to make such redemption, the Company may direct the holder of Excess Shares to sell all such Excess Shares for cash in such manner as the Board of Directors directs.

   Certain Provisions of Certificate and Bylaws

     Provisions with Anti-Takeover Implications. Certain provisions of the Company's Certificate of Incorporation ("Certificate") and Bylaws deal with matters of corporate governance and the rights of stockholders.
   Under the Company's Certificate, the Board of Directors may issue shares of preferred stock and set the voting rights, preferences, and other terms thereof. The Certificate provides that a special meeting of stockholders may be called only by the Chairman of the Board or a majority of the directors. Such provisions could be deemed to have an anti-takeover effect and discourage takeover attempts not first approved by the Board of Directors (including takeovers which certain stockholders may deem to be in their best interest). Any such discouraging effect upon takeover attempts could potentially depress the market price of the Common Stock or inhibit temporary fluctuations in the market price of the Common Stock that otherwise could result from actual or rumored takeover attempts.

     Indemnification and Limitation of Liability. Under its Certificate and Bylaws, the Company may indemnify its officers and directors against all liabilities and expenses reasonably incurred in connection with service for or on behalf of the Company to the full extent permitted by Delaware law. The Company also is authorized to advance expenses, purchase insurance, enter into indemnification agreements, and otherwise grant broader indemnification rights. The Company intends to enter into indemnification agreements with its executive officers and directors and purchase directors' and officers' liability insurance coverage on their behalf. The Certificate also eliminates the liability of directors and officers to the Company or its stockholders for monetary damages for breach of fiduciary duty except to the extent such exemption from liability or limitation thereof is not permitted under applicable law. This provision does not eliminate the duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director continues to be subject to liability for monetary damages for acts or omissions involving intentional misconduct, fraud, knowing violations of law, and unlawful distributions. The Company believes that these provisions of its Certificate and Bylaws are necessary to attract and retain qualified persons as directors and officers.

   Delaware Business Combination Statute

     Section 203 of the Delaware General Corporation Law ("Section 203") provides that, subject to certain exceptions specified therein, an interested stockholder of a Delaware corporation shall not engage in any business combination with the corporation for a three-year period following the date that such stockholder becomes an interested stockholder unless (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares) or (iii) on or subsequent to such date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not owned by the interested stockholder. Except as otherwise specified in Section 203, an interested stockholder is defined to include (x) any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation, and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date and (y) the affiliates and associates of any such person.

     Under certain circumstances, Section 203 makes it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period, although the stockholders may elect to exclude a corporation from the restrictions imposed thereunder. The Certificate of Incorporation does not exclude the Company from the restrictions imposed under Section 203. The provisions of Section 203 may encourage companies interested in acquiring the Company to negotiate in advance with the Board of Directors since the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction which results in the stockholder becoming an interested stockholder. Such provisions also may have the effect of preventing changes in the management of the Company. It is possible that such provisions could make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

   Transfer Agent and Registrar

     BankBoston, N.A. will be the Transfer Agent and Registrar for the Common Stock. The address of the Transfer Agent and Registrar is BankBoston, N.A., c/o Boston EquiServe, Blue Hills Office Park, 150 Royall Street, Canton, Massachusetts 02021, and the phone number is (617) 575-2000.


                         SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the offering, the Company will have __________ shares outstanding. Of these shares, all _________ shares sold in the offering will be freely transferable by persons other than "affiliates" of the Company, without further restriction under the Securities Act. The Company and all current stockholders have agreed not to offer, sell or otherwise dispose of any shares of Common Stock owned (or in the case of the Company, owned or issuable) by them for 180 days from the commencement of the offering without the prior written consent of Alex. Brown & Sons Incorporated. Commencing with the expiration of the 180-day period, the 8,500,000 shares of Common Stock held by current stockholders of the Company will be eligible for sale without registration in the public market, subject to Rule 144.

     In general, Rule 144 provides that, subject to its provisions and other applicable federal and state securities law requirements, any person (or persons whose shares are aggregated), including any person who may be deemed an "affiliate" as defined under the Securities Act, who has beneficially owned shares for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (i) the average weekly trading volume of the same class of securities during the four calendar weeks preceding the filing of notice of the sale with the Securities and Exchange Commission; or (ii) 1% of the same class of securities then outstanding, subject in each case to certain manner-of-sale provisions, notice requirements, and the availability of current information concerning the Company. A person who is not deemed an "affiliate" of the Company and who has beneficially owned shares for at least two years is entitled to sell shares under Rule 144 without regard to the volume limitations and current public information, manner of sale, and notice requirements described above. Restricted shares will also be eligible for sale to "qualified institutional buyers" pursuant to Rule 144A under the Securities Act, without regard to the volume limitations contained in Rule 144.

     Prior to the offering, there has been no public market for the Common Stock and no determination can be made as to the effect, if any, that the sale or availability for sale of additional shares of the Common Stock will have on the market price of the Common Stock prevailing from time to time. Nevertheless, sales of substantial amounts of the shares in the public market could adversely affect the market price of the Common Stock and could impair the Company's ability to raise capital through sale of its equity securities.

     The Company intends to file a registration statement under the Securities Act to register shares of Common Stock reserved for issuance under its Incentive Stock Plan, thus permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act. A total of 1,000,000 shares (including approximately 600,000 shares subject to outstanding options) are reserved for issuance under the Incentive Stock Plan.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters"), through their Representative, Alex. Brown & Sons Incorporated, have severally agreed to purchase from the Company the following respective numbers of shares of Common Stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus:

                                                                 Number
                           Underwriter                             of
                                                                 Shares


    Alex. Brown & Sons Incorporated.  . . . . . . . . . . . .







                                                               ________

         Total  . . . . . . . . . . . . . . . . . . . . . . .
                                                               ========



     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all shares of the Common Stock offered hereby if any of such shares are purchased.

     The Company has been advised by the Representative of the Underwriters that the Underwriters propose to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $___________ per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $______________ per share to certain other dealers. After the initial public offering, the offering price and other selling terms may be changed by the Representative of the Underwriters.

     The Company has granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to _______ additional shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to _________, and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the _________ shares are being offered.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     In connection with the offering, certain Underwriters and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which such persons may bid for or purchase Common Stock for the purpose of stabilizing its market price. The Underwriters also may create a short position for the account of the Underwriters by selling more Common Stock in connection with the offering than they are committed to purchase from the Company, and in such case may purchase Common Stock in the open market following completion of the offering to cover all or a portion of such short position. The Underwriters may also cover all or a portion of such short position, up to _______ shares, by exercising the Underwriters' over-allotment option referred to above. The Representative, on behalf of the Underwriters, may impose "penalty bids" under contractual arrangements with the Underwriters whereby it may reclaim from an Underwriter (or dealer participating in the offering), for the account of the other Underwriters, the selling concession with respect to the Common Stock that is distributed in the offering but subsequently purchased for the account of the Underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the Common Stock at a level above that which might otherwise prevail in the open market. None of these transactions described in this paragraph is required, and, if undertaken, they may be discontinued at any time.

     Stockholders of the Company, holding in the aggregate 8,500,000 shares of Common Stock, have agreed not to offer, sell or otherwise dispose of any of such Common Stock for a period of 180 days after the date of this Prospectus without the prior consent of the Representatives of the Underwriters. See "Shares Eligible for Future Sale."

     The Representative of the Underwriters has advised the Company that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

     Prior to this offering, there has been no public market for the Common Stock of the Company. Consequently, the initial public offering price for the Common Stock will be determined by negotiation between the Company and the Representative of the Underwriters. Among the factors to be considered in such negotiations are prevailing market conditions, the results of operations of the Company in recent periods, the history of and prospects for the Company's business and the industry in which it competes, current market valuations of publicly traded corporations that are comparable to the Company, an assessment of the Company's management, and other factors deemed relevant.


                                  LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Foley & Lardner, Jacksonville, Florida. Certain legal matters in connection with the offering are being passed upon for the Underwriters by Greenberg, Traurig, Hoffman, Lipoff, Rosen & Quentel, P.A., Miami, Florida.


                                     EXPERTS

     The financial statements as of December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996 included in this Prospectus and the related financial statement schedule included elsewhere in the Registration Statement have been audited by Deloitte & Touche LLP, independent auditors, as indicated in their reports appearing herein and elsewhere in the Registration Statement, and have been so included herein in reliance upon the reports of said firm given upon their authority as experts in accounting and auditing.


                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which is part of the Registration Statement, does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, certain items of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is hereby made to the Registration Statement and such exhibits and schedules filed as a part thereof, which may be inspected, without charge, at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549, and at the regional offices of the Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of all or any portion of the Registration Statement may be obtained from the Public Reference Section of the Commission, upon payment of prescribed fees. The Commission also maintains a Web site that contains reports, proxy and information statements and other information regarding Registrants, including the Company, that file electronically with the Commission. The address of such Web site is http://www.sec.gov.

     Statements contained in this Prospectus as to the content of any contract, agreement, or other document referred to are not necessarily complete, and, in each instance, reference is made to the copy of such contract, agreement, or document filed as an exhibit to the Registration Statement, each such statement being qualified in its entirety by such reference.

                              TRAILER BRIDGE, INC.

                          INDEX TO FINANCIAL STATEMENTS

                                                                         Page

   Independent Auditors' Report  . . . . . . . . . . . . . . . . . . . .  F-2

   Balance Sheets    . . . . . . . . . . . . . . . . . . . . . . . . . .  F-3

   Statements of Operations  . . . . . . . . . . . . . . . . . . . . . .  F-4

   Statements of Changes in Common Stockholders' Equity (Deficit)  . . .  F-5

   Statements of Cash Flows  . . . . . . . . . . . . . . . . . . . . . .  F-6

   Notes to Financial Statements   . . . . . . . . . . . . . . . . . . .  F-7

   INDEPENDENT AUDITORS' REPORT


   To the Board of Directors and Stockholders of Trailer Bridge, Inc.
   Jacksonville, Florida


   We have audited the accompanying balance sheets of Trailer Bridge, Inc. as of December 31, 1995 and 1996, and the related statements of operations, common stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, such financial statements present fairly, in all material respects, the financial position of Trailer Bridge, Inc. as of December 31, 1995 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.



   Deloitte & Touche LLP
   Jacksonville, Florida
   February 28, 1997
   (May __, 1997 as to Note 11)

   ____________________________________________________________________________

   The accompanying financial statements reflect the recapitalization of the Company as described in Note 11 to the financial statements. The above report is in the form which will be signed by Deloitte & Touche LLP upon completion of such recapitalization.

   TRAILER BRIDGE, INC.

   BALANCE SHEETS

                                                                       December 31,                        March 31,
                                                                1995                  1996                   1997
   ASSETS                                                                                                 (Unaudited)

   CURRENT ASSETS:
     Cash and cash equivalents                            $     498,328          $  1,658,921            $  2,246,206
     Trade receivables, less allowance for doubtful
       accounts of $655,440, $905,581 and $1,178,737          8,909,418             8,305,872               8,252,435
     Prepaid expenses                                           611,229               964,971                 343,003
                                                          -------------          ------------            ------------
              Total current assets                           10,018,975            10,929,764              10,841,644
                                                          -------------          ------------            ------------

   PROPERTY AND EQUIPMENT, net                                8,851,225            12,512,130              14,348,862

   GOODWILL, less accumulated amortization of
     $170,984, $217,763 and $229,458                            997,958               951,179                 939,484

   OTHER ASSETS                                                 357,375               370,592                 310,280
                                                          -------------          ------------            ------------

   TOTAL ASSETS                                           $  20,225,533          $ 24,763,665            $ 26,440,270
                                                          =============          ============            ============

   LIABILITIES AND STOCKHOLDERS' EQUITY

   CURRENT LIABILITIES:
     Accounts payable                                     $   1,322,044          $  1,981,421            $  1,359,062
     Other accrued liabilities                                2,489,555             2,635,099               3,225,631
     Current portion of notes payable                         2,677,870             3,117,069               2,865,326
     Current portion of capital lease obligations               122,435                38,197                  36,365
     Unearned revenue                                           278,898               223,627                 299,881
     Due to affiliate                                         7,825,136             4,653,192               5,878,364
                                                          -------------          ------------            ------------
              Total current liabilities                      14,715,938            12,648,605              13,664,629

   NOTES PAYABLE, less current portion                        2,836,425             5,909,072               6,312,977

   CAPITAL LEASE OBLIGATIONS, less current portion                                    161,444                 149,077
                                                          -------------          ------------            ------------

   TOTAL LIABILITIES                                         17,552,363            18,719,121              20,126,683
                                                          -------------          ------------            ------------


   COMMITMENTS (Notes 5, 8 and 10)

   STOCKHOLDERS' EQUITY (Note 11):
     Preferred stock, $.01 par value, 1,000,000
       shares, authorized; no shares issued or
       outstanding
     Common stock, $.01 par value, 20,000,000
       shares authorized; 8,500,000 shares
       issued and outstanding                                    85,000                85,000                  85,000
     Additional paid-in capital                                 (84,575)              (84,575)                (84,575)
     Retained earnings                                        2,672,745             6,044,119                6,313,162
                                                          -------------          ------------            -------------
             Total stockholders' equity                       2,673,170             6,044,544                6,313,587
                                                          -------------          ------------            -------------

   TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY             $  20,225,533          $ 24,763,665            $  26,440,270
                                                          =============          ============            =============

   See notes to financial statements.

   TRAILER BRIDGE, INC.

   STATEMENTS OF OPERATIONS


                                                                                                                Three Months
                                                             Years Ended December 31,                          Ended March 31,
                                                      1994             1995            1996                1996           1997
                                                                                                              (Unaudited)

   OPERATING REVENUES                            $  72,192,336     $ 62,531,365    $ 63,148,218       $ 14,568,079    $ 16,446,066

   OPERATING EXPENSES:
     Salaries, wages and benefits                   19,307,773       14,591,795      13,288,633          3,434,673       3,404,267
     Rent and purchased transportation:
       Related party                                 3,650,000        3,650,000       5,900,000            910,000       1,890,000
       Other                                        15,966,059       10,847,200      10,331,461          2,520,047       2,320,837
     Fuel                                            5,426,143        5,255,979       5,883,378          1,468,256       1,557,433
     Operating and maintenance (exclusive of
       depreciation shown separately below)         11,781,830       10,553,364      14,210,787          3,045,731       3,205,616
     Taxes and licenses                                960,781          588,565         455,407            138,263         156,237
     Insurance and claims                            2,202,489        1,860,997       2,121,039            514,040         521,612
     Communications and utilities                      833,840          620,815         607,833            143,284         134,448
     Depreciation and amortization                   2,646,573        2,761,139       2,944,069            701,283         689,016
     Other operating expenses                        3,241,356        3,023,161       2,981,104            726,751         818,701
                                                 -------------     ------------    ------------       ------------    ------------
                                                    66,016,844       53,753,015      58,723,711         13,602,328      14,698,167
                                                 -------------     ------------    ------------       ------------    ------------

   OPERATING INCOME                                  6,175,492        8,778,350       4,424,507            965,751       1,747,899

   NONOPERATING INCOME (EXPENSE):
      Interest expense, net:
       Related party                                (1,159,702)        (822,558)       (457,743)          (143,182)        (91,400)
       Other                                          (657,775)        (539,554)       (623,332)          (103,627)       (172,016)
      Gain (loss) on sale of equipment, net             12,143           47,834          66,523             (9,173)
                                                 -------------     ------------    ------------       ------------    ------------
                                                    (1,805,334)      (1,314,278)     (1,014,552)          (255,982)       (263,416)

   INCOME BEFORE PROVISION AND PRO
     FORMA PROVISION FOR INCOME TAXES                4,370,158        7,464,072       3,409,955            709,769       1,484,483

   PROVISION FOR INCOME TAXES                          (11,859)         (67,316)        (38,581)            (7,301)        (29,690)

   NET INCOME BEFORE PRO FORMA
     PROVISION FOR INCOME TAXES                      4,358,299        7,396,756       3,371,374            702,468       1,454,793

   PRO FORMA PROVISION FOR INCOME
     TAXES (Note 3)                                 (2,015,594)      (3,037,048)     (1,298,442)          (259,647)       (545,530)
                                                 -------------     ------------    ------------       ------------    ------------

   PRO FORMA NET INCOME (Note 3)                 $   2,342,705     $  4,359,708    $  2,072,932       $    442,821    $    909,263
                                                 =============     ============    ============       ============    ============

   PRO FORMA NET INCOME PER SHARE (Note 3)       $        0.23     $       0.51    $       0.24       $       0.05    $       0.11
                                                 =============     ============    ============       ============    ============

   WEIGHTED AVERAGE SHARES OUTSTANDING              10,000,000        8,512,329       8,500,000          8,500,000       8,500,000
                                                 =============     ============    ============       ============    ============


   See notes to financial statements.

   TRAILER BRIDGE, INC.

   STATEMENTS OF CHANGES IN COMMON STOCKHOLDERS' EQUITY (DEFICIT)
   YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996 AND
   (UNAUDITED) THREE MONTHS ENDED MARCH 31, 1997

                                                                                                     Retained
                                                                                      Additional     Earnings
                                                             Common Stock             Paid-in        (Accumulated
                                                         Shares         Amount        Capital        Deficit)         Total

   BALANCE AT DECEMBER 31, 1993                        10,000,000      $100,000       $(99,500)      $(7,214,813)     $(7,214,313)

     Net income                                                                                        4,358,299        4,358,299
                                                      -----------      --------      --------        -----------      -----------

   BALANCE AT DECEMBER 31, 1994                        10,000,000       100,000       (99,500)        (2,856,514)      (2,856,014)

     Repurchase and retirement of 1,500,000
       shares of common stock                          (1,500,000)      (15,000)       14,925           (517,195)        (517,270)

     Cash dividends ($.16 per share)                                                                  (1,350,302)      (1,350,302)

     Net income                                                                                        7,396,756        7,396,756
                                                      -----------      --------      --------        -----------      -----------

   BALANCE AT DECEMBER 31, 1995                         8,500,000        85,000       (84,575)         2,672,745        2,673,170

     Net income                                                                                        3,371,374        3,371,374
                                                      -----------      --------      --------        -----------      -----------

   BALANCE AT DECEMBER 31, 1996                         8,500,000        85,000       (84,575)         6,044,119        6,044,544

     Cash dividends ($.14 per share) (unaudited)                                                      (1,185,750)      (1,185,750)

     Net income (unaudited)                                                                            1,454,793        1,454,793
                                                      -----------      --------      --------        -----------      -----------

   BALANCE AT MARCH 31, 1997 (UNAUDITED)                8,500,000      $ 85,000      $(84,575)       $ 6,313,162      $ 6,313,587
                                                      ===========      ========      ========        ===========      ===========

   See notes to financial statements.

   TRAILER BRIDGE, INC.

   STATEMENTS OF CASH FLOWS

                                                                                                               Three Months
                                                              Years Ended December 31,                        Ended March 31,
                                                      1994             1995             1996               1996            1997
                                                                                                               (Unaudited)
   OPERATING ACTIVITIES:
     Net income                                    $ 4,358,299      $ 7,396,756      $ 3,371,374      $   702,468     $ 1,454,793
     Adjustments to reconcile net income
        to net cash provided by operating
        activities:
         Depreciation and amortization               2,646,572        2,761,139        2,944,069          701,283         689,016
         Provision for uncollectible accounts          515,302          158,995          673,699          106,063         120,413
         (Gain) loss on sale of equipment              (12,143)         (47,834)         (66,523)           9,173
         Change in assets and liabilities:
           Decrease (increase) in trade
             receivables                              (904,486)      (1,282,693)         (70,153)       1,136,321         (66,976)
           Decrease (increase) in prepaid
             expenses                                  728,100          649,459         (353,742)        (346,741)        621,968
           Increase (decrease) in accounts
             payable                                   284,066         (289,355)         659,377          131,411        (622,359)
           Increase (decrease) in accrued
             liabilities                                46,434       (1,125,571)         145,544         (242,844)        590,532
           Increase (decrease) in unearned
             revenue                                   137,618          (95,288)         (55,271)         116,946          76,254
                                                   -----------      -----------       ----------      -----------      ----------

              Net cash provided by operating
                activities                           7,799,762        8,125,608        7,248,374        2,314,080        2,863,641
                                                   -----------      -----------       ----------      -----------      -----------

   INVESTING ACTIVITIES:
     Increase (decrease) in due to affiliate        (2,930,298)      (4,617,442)      (3,171,944)      (1,725,996)       1,225,172
     Purchases and construction of property
       and equipment                                (4,598,587)      (1,430,179)      (6,707,075)         (43,862)      (2,514,053)
     Proceeds from the sale of equipment               320,609        1,031,000          426,462            7,150
     (Increase) decrease in other assets               (82,643)           7,080          (13,217)         (25,336)          60,312
                                                   -----------      -----------      -----------      -----------      -----------

              Net cash used in investing
                activities                          (7,290,919)      (5,009,541)      (9,465,774)      (1,788,044)      (1,228,569)
                                                   -----------      -----------      -----------      -----------      -----------

   FINANCING ACTIVITIES:
     Proceeds from borrowings on notes payable       4,127,158        1,032,500        6,637,569                         1,134,018
     Payments on notes payable                      (2,612,244)      (3,410,552)      (3,125,722)        (626,815)        (981,856)
     Payments of dividends                                           (1,350,302)                                        (1,185,750)
     Payments for repurchase of stock                                  (517,270)
     Payments on capital lease obligations            (578,938)        (318,484)        (133,854)         (24,127)         (14,199)
                                                   -----------      -----------      -----------      -----------      -----------

              Net cash provided by (used in)
                financing activities                   935,976       (4,564,108)       3,377,993         (650,942)      (1,047,787)
                                                   -----------      -----------      -----------      -----------      -----------

   NET INCREASE (DECREASE) IN CASH AND
     CASH EQUIVALENTS                                1,444,819       (1,448,041)       1,160,593         (124,906)         587,285

   CASH AND CASH EQUIVALENTS,
     BEGINNING OF PERIOD                               501,550        1,946,369          498,328          498,328        1,658,921
                                                   -----------      -----------      -----------      -----------      -----------

   CASH AND CASH EQUIVALENTS,
     END OF PERIOD                                 $ 1,946,369      $   498,328      $ 1,658,921      $   373,422      $ 2,246,206
                                                   ===========      ===========      ===========      ===========      ===========

   SUPPLEMENTAL CASH FLOW INFORMATION
     AND NONCASH INVESTING AND FINANCING
     ACTIVITIES:

       Amounts paid for state income taxes        $     5,154       $    10,524      $    68,035      $     6,629
                                                  ===========       ===========      ===========      ===========

       Amounts paid for interest:
         Related party                            $ 1,142,955       $   824,538      $   457,151      $   143,991
         Other                                        680,646           632,549          652,554          111,851      $   283,620
                                                  -----------       -----------      -----------      -----------      -----------
                                                  $ 1,823,601       $ 1,457,087      $ 1,109,705      $   255,842      $   283,620
                                                  ===========       ===========      ===========      ===========      ===========

       Equipment acquired under capital
         lease agreements                                                            $   211,060
                                                                                     ===========


   See notes to financial statements.

   TRAILER BRIDGE, INC.

   NOTES TO FINANCIAL STATEMENTS
   YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996 AND
   (UNAUDITED) THREE MONTHS ENDED MARCH 31, 1996 AND 1997


   1.   ORGANIZATION

        Trailer Bridge, Inc. (the "Company") is a domestic trucking and marine transportation company with contract and common carrier authority. Highway transportation services are offered primarily in the continental United States, while marine transportation is offered between Jacksonville, Florida and San Juan, Puerto Rico.

   2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid securities with original maturities of three months or less to be cash equivalents.

        Fair Value of Financial Instruments - The carrying value of the
        Company's financial instruments, which include trade receivables, accounts payable, other accrued liabilities, capital lease obligations and notes payable, approximate fair value.

        Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Allowance for Doubtful Accounts - The Company provides an allowance for doubtful accounts on trade receivables based upon estimated collectibility and collection experience.

        Property and Equipment - Property and equipment are stated at cost less accumulated depreciation. Property and equipment are depreciated on a straight-line method based on the following estimated useful lives:

                                                            Years

             Buildings and structures                         40
             Office furniture and equipment                  6-10
             Freight equipment                               4-12
             Leasehold improvements                          2-5
             Equipment under capital leases                   5

        Leasehold improvements and equipment under capital leases are amortized over the lesser of the estimated lives of the asset or the lease terms. Maintenance and repairs which do not materially extend useful life and minor replacements are charged to earnings as incurred.

        Goodwill - Goodwill is being amortized on a straight-line basis over twenty-five years.

        Insurance - The Company is self-insured for employee medical coverage above deductible amounts. Reinsurance is obtained to cover losses in excess of certain limits. Provisions for losses are determined on the basis of claims reported and an estimate of claims incurred but not reported.

        Revenue Recognition - Common carrier operations revenue is recorded on the percentage-of-completion basis.

        Income Taxes - The Company is organized under Subchapter S of the
        Internal Revenue Code for income tax purposes and therefore, all Federal and certain state income taxes are the responsibility of the Company's stockholders. The Company is subject to state income taxes in those states that do not recognize Subchapter S elections. State income tax expense for 1994, 1995 and 1996 was not significant due to the utilization of net operating loss carryforwards.

        New Accounting Standards

        Effective January 1, 1996, the Company adopted the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" (SFAS No. 121) which requires that long-lived assets and certain intangibles to be held and used by the Company be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The adoption of SFAS No. 121 did not have a material impact on the Company.

        Effective January 1, 1996, the Company adopted Statement of Financial
        Accounting Standards No. 123, "Accounting for Stock-Based
        Compensation" (SFAS No. 123). SFAS 123 establishes a fair value based method of accounting for stock-based employee compensation plans; however, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board
        ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees".
        Under the fair value based method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. The Company has elected to account for its employee stock compensation plan under APB Opinion No. 25 with pro forma disclosures of net earnings and earnings per share, as if the fair value based method of accounting defined in SFAS No. 123 has been applied.

        In March 1997, the Financial Accounting Standards Board issued
        Statement of Financial Accounting Standards No. 128, "Earnings per
        Share." This Statement establishes standards for computing and presenting earnings per share ("EPS") and applies to all entities with publicly held common stock or potential common stock. This
        Statement replaces the presentation of primary EPS and fully diluted
        EPS with a presentation of basic EPS and diluted EPS, respectively.
        Basic EPS excludes dilution and is computed by dividing earnings available to common stockholders by the weighted-average number of common shares outstanding for the period. Similar to fully diluted
        EPS, diluted EPS reflects the potential dilution of securities that could share in the earnings. This Statement is not expected to have a material effect on the Company's reported EPS amounts. This
        Statement is effective for the Company's financial statements for the year ended December 31, 1997.

   3.   INTERIM AND PRO FORMA INFORMATION

        Unaudited Interim Information - The financial information with respect to the three-month periods ended March 31, 1996 and 1997 is unaudited. The results of operations for the three-month period ended March 31, 1997 are not necessarily indicative of the results to be expected for the full year. In the opinion of management, such information contains all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of such periods.

        Pro Forma Adjustments - The Company is organized under Subchapter S of the Internal Revenue Code. The Company has not been subject to Federal income taxes and state income tax expense has not been significant due to the utilization of net operating loss carryforwards. Prior to the closing of the proposed public offering, the Company will terminate its status as an S Corporation. The pro forma adjustments reflect a provision for income taxes that would have been incurred had the Company not been organized under Subchapter S of the Internal Revenue Code. The effective rate differs from the Federal statutory rate of 34% due to state income taxes (net of Federal income tax benefits), amortization of goodwill and other nondeductible expenses and due to the utilization of the net operating loss carryforwards of a business acquired in 1992. The pro forma statement of operations data do not give effect to the one-time, non-cash charge of approximately $650,000 in recognition of deferred income taxes resulting from the termination of the Company's
        S Corporation status upon the effectiveness of the Company's proposed stock offering.

        Pro Forma Stockholders' Equity - The Company intends to declare a dividend payable to existing stockholders in the aggregate amount of $6 million. Such dividend will be paid with a portion of the net proceeds of the Company's proposed stock offering. Upon completion of the proposed stock offering, the remaining retained earnings will be reclassified to additional paid-in capital.

        Pro Forma Net Income Per Share - Earnings per share are based on the weighted average number of shares of common stock outstanding during the period adjusted for the effect of a 20,000 for 1 stock split that will become effective upon the closing of the proposed stock offering.

        Supplementary Pro Forma Net Income Per Share - The Company expects to use a portion of the proceeds from its initial public offering to repay amounts due to affiliate. Pro forma net income per share adjusted for the effect of the expected repayment of this indebtedness and the issuance of additional shares of common stock for the year ended December 31, 1996 and for the three months ended
        March 31, 1997, as if this transaction occurred on January 1, 1996, would have been $.25 and $.06, respectively.

   4.   PROPERTY AND EQUIPMENT

        Property and equipment consist of the following:


                                                            December 31,                              March 31,
                                                      1995                1996                           1997


          Land                                                         $   504,703                   $   504,703
          Construction in progress                                          90,512                     1,601,450
          Buildings and structures                  $    89,005          1,137,127                     1,137,127
          Office furniture and equipment              1,088,937          1,058,381                     1,060,269
          Freight equipment                          12,444,515         16,726,428                    16,507,080
          Leasehold improvements                        716,347            712,798                       712,799
          Equipment under capital leases                365,540            536,495                       536,495
          Less accumulated depreciation and
            amortization                             (5,853,119)        (8,254,314)                   (7,711,061)
                                                    -----------        -----------                   -----------
          Property and equipment, net               $ 8,851,225        $12,512,130                   $14,348,862
                                                    ===========        ===========                   ===========


        Depreciation and amortization expense on property and equipment and equipment under capital leases was $2,599,793, $2,714,360 and $2,897,290 in 1994, 1995 and 1996, respectively, and was $689,588 and
        $677,321 for the three months ended March 31, 1996 and 1997, respectively.

   5.   TRANSACTIONS WITH AFFILIATED COMPANY

        Due to Affiliate - Amounts due to affiliate include cash advanced to the Company from an affiliated company to fund various construction projects, general and administrative expenses, interest payable on such cash advances and barge rent. The advances bear interest at 8% and are due on December 31, 1997. The affiliated company has indicated that it is willing to extend the payment date of such notes for another term of one year in the event that the Company is unable to pay such amounts on December 31, 1997. Management of the Company believes that such indebtedness will be repaid through a combination of cash flows from future operations with such debt to be refinanced on a long-term basis and from the proceeds of equity offerings.

        Lease Agreements - The Company leases two roll-on/roll-off barge vessels and a ramp system from an affiliate under operating lease agreements. For the period from January 1, 1994 through May 10, 1996 for one vessel and through July 19, 1996, as to the other vessel, the lease payment was $5,000 per day for each vessel. Upon completion of the renovations to the vessels during 1996 which extended the barges from a length of approximately 500 feet to a length of approximately 750 feet, the lease payments were increased to $10,500 per day for each vessel. The leases expire at the later of September 1, 2010 or the repayment of all obligations under an affiliate's construction loan related to the vessel renovations, which payment has been guaranteed by the Company. Such construction loan is scheduled to be repaid in quarterly installments ending June 30, 2003. The leases provide the Company the option to extend the leases through September 1, 2018 for total payments of $22,00011,000 per vessel per day or, alternatively, the Company may purchase the vessels at their then fair market values. Total lease expense under these leases from affiliate totaled $3,600,000, $3,600,000 and $5,900,000 in 1994, 1995 and 1996.

        While the vessels were undergoing renovations, the Company leased barges from a third party. In recognition of the $1,160,000 of additional barge rent and $509,000 of other transitional expenses incurred in 1996 during the renovation period, the affiliate agreed to reduce the charter rental due from the Company by approximately $1,669,000.

        Guarantee Agreement - The Company is the guarantor on an affiliated company's construction loan for $26.5 million, and has pledged all assets to secure this agreement. The loan is also collateralized by a mortgage on the vessels and a lien on the related ramp structures which are owned by the affiliate and leased to the Company.

   6.   CAPITALIZED LEASE OBLIGATIONS

        Future minimum lease payments under capitalized leases as of December 31, 1996 are as follows:

           Year ending December 31:
            1997                                              $ 55,727
            1998                                                50,400
            1999                                                50,400
            2000                                                50,400
            2001                                                45,378
                                                              --------
            Total minimum lease payments                       252,305
            Interest portion                                   (52,664)
                                                              --------
            Present value of minimum lease payment             199,641
            Less current portion                               (38,197)
                                                              --------

                                                              $161,444
                                                              ========


   7.   LONG-TERM DEBT

        Following is a summary of long-term debt:

                                                                          December 31,                             March 31,
                                                               1995                           1996                   1997

         Notes payable to finance company totaling
         $4,957,569 maturing from June to October
         2001; payable in 60 monthly installments
         of principal and interest; interest at fixed
         rates ranging from 8.867% to 9.290%;
         collateralized by trailers with a carrying
         value of $4,763,490 at December 31, 1996                                          $4,626,830             $4,420,979

         Note payable to bank totaling $1,680,000
         maturing October 2006; payable in 120
         monthly installments of principal and
         interest; interest at fixed rate of 7.95%;
         collateralized by land, construction in
         progress and buildings and structures
         with a carrying value of $1,703,900 at
         December 31, 1996                                                                  1,652,000              1,610,000

         Notes payable to bank totaling $6,333,512,
         maturing November 1997 to July 1998;
         payable in 48 monthly installments of
         principal and interest; interest at
         variable or fixed rate selected by the
         Company (7.125% at December 31, 1996);
         collateralized by tractors with a carrying
         value of $2,775,799 at December 31, 1996              $3,225,131                   1,641,754              1,175,482

         Notes payable to finance company totaling
         $1,032,500 maturing June 2000; payable in
         60 monthly installments of principal and
         interest; interest at a rate of 3.5% above
         LIBOR (8.875% at December 31, 1996);
         collateralized by trailers with a carrying
         value of $917,386 at December 31, 1996                   894,834                     681,800                630,364

         Notes payable to finance company totaling
         $3,068,796, maturing July to November
         1997; payable in 48 monthly installments
         of principal and interest; interest at a rate
         of 3.75% above LIBOR (9.125% at
         December 31, 1996); collateralized by
         tractors with a carrying value of $772,975
         at December 31, 1996                                   1,090,330                      322,424               106,127

         Unsecured notes payable due in 1997;
         interest at prime plus 1% (9.25% at
         December 31, 1996); principal is payable
         in semiannual installments                               304,000                      101,333               101,333

         Borrowings under $7.1 million line of credit
         maturing April 1, 2000; payable in 35
         monthly installments of principal and interest
         plus a final payment of $340,205 plus
         interest; interest on outstanding borrowings
         at fixed rate of 7.98%; collateralized by
         tractors with a carrying value of
         $1,446,646 at March 31, 1997 (unaudited)                                                                  1,134,018
                                                               ----------                   ----------            ----------
                                                                5,514,295                    9,026,141             9,178,303
         Less current portion                                  (2,677,870)                  (3,117,069)           (2,865,326)
                                                               ----------                   ----------            ----------

                                                               $2,836,425                   $5,909,072            $6,312,977
                                                               ==========                   ==========            ==========

        In March 1997, the Company obtained a $7.1 million line of credit from a financial institution. At the election of the Company, interest on each borrowing under the line of credit will accrue at
        (a) a variable interest rate of the financial institution's Base Rate, (b) a variable interest rate of 1.40% above the financial institution's Eurodollar Rate or (c) a fixed interest rate of 1.40% above the financial institution's three year cost of funds. The line will be used to purchase tractors which will be used as collateral.

        All long-term debt agreements at 1995 and 1996 are guaranteed by an affiliated company. The notes include financial covenants that require that the Company and affiliate, on a combined basis, maintain certain financial ratios which are calculated as of the end of each fiscal quarter. As of December 31, 1996, the Company and affiliate were in compliance with such covenants.

        Following are maturities of long-term debt for each of the next five years:


            Year ending December 31:
              1997                                                 $ 3,117,069
              1998                                                   1,465,021
              1999                                                   1,396,740
              2000                                                   1,375,147
              2001                                                     860,164
              Thereafter                                               812,000
                                                                   -----------

                                                                   $ 9,026,141
                                                                   ===========


   8.   OPERATING LEASES

        The Company has various operating lease agreements, principally for its office facilities, terminals and equipment. Certain of the leases contain provisions calling for additional contingent rentals based on volume of transportation activity.

        Future minimum rental payments required under operating leases that have initial or remaining noncancellable lease terms in excess of one year as of December 31, 1996 are as follows:

            Year ending December 31:
              1997                                                 $16,095,651
              1998                                                   8,070,107
              1999                                                   3,051,030
              2000                                                   1,823,277
              2001                                                   1,789,768
              Thereafter                                             5,202,719
                                                                   -----------

              Total minimum payments required                      $36,032,552
                                                                   ===========

        Lease expense for all operating leases, including leases with terms of less than one year, was $10,330,913, $12,683,332 and $14,806,980 for 1994, 1995 and 1996.

   9.   PROFIT SHARING/401(k) PLAN

        The Company has a profit sharing/401(k) Plan which covers substantially all employees. Participants are allowed to make contributions of up to 15% of their compensation not to exceed certain limits. The Company makes matching contributions to the Plan at a rate not in excess of 3.0% of compensation. The Company contributed approximately $137,640, $60,546 and $142,994 to the Plan during 1994, 1995 and 1996. The Company made an optional contribution of $32,700 in December 1996.

   10.  COMMITMENT

        At December 31, 1996, the Company is obligated under construction agreements totaling approximately $1.7 million.

   11.  RECAPITALIZATION

        In May 1997, the Company's Board of Directors and stockholders authorized the following which will become effective in connection with the Company's initial public offering: (i) a 20,000-for-1 stock split, (ii) an increase in the authorized number of common shares from 2,000 to 20,000,000, (iii) a change in the par value of common stock from $1.00 to $.01 and (iv) 1,000,000 shares of preferred stock with a par value of $.01 per share. Stockholders' equity has been restated to give retroactive recognition to the stock split and change in par value in prior periods. In addition, all references in the financial statements to the number of shares and per share amounts have been restated.

   12.  SUBSEQUENT EVENTS (UNAUDITED)

        In January 1997, the Company entered into an agreement to purchase 100 tractors at an aggregate cost of approximately $7.2 million.

        In May 1997, the Company's Board of Directors and stockholders authorized the establishment of an Incentive Stock Plan with a maximum of 1,000,000 shares issuable under the Plan and the granting of options for 600,000 shares under the Plan subject to consummation of the Company's initial public offering. These options have an exercise price equal to the initial public offering price and vest equally over a period of five years.

        In March 1997, the Company entered into an agreement for the construction of two vessels, known as Triplestack Box Carriers/TM/, for a total cost of approximately $12 million. The Company plans to finance approximately $10.5 million of the acquisition cost with the assistance of the sale of bonds with a Title XI guaranty commitment issued by the U.S. Maritime Administration. The Title XI bonds to be sold in May 1997 call for even semi-annual principal payments over a 25 year term. In addition, the Company has contracted for the construction of 53' containers and chassis units with an aggregate cost of approximately $13 million.

        In May 1997, the Company entered in an amendment to its lease of two roll-on/roll-off barge vessels and ramp system. The amendment reduces the total payments under the lease from $21,000 to $20,100 per day effective with this offering.

        On May 21, 1997, the majority stockholder of the Company granted to the Company's Chairman and Chief Executive Officer, an option to purchase up to 1,200,000 shares of common stock (adjusted for the 20,000-for-1 stock split) owned by him at $.74 per share or an aggregate price of $891,330 for all shares. These options are immediately exercisable and have a term of 10 years. In connec-tion with this option, the Company expects to record a non-recurring, noncash charge for compensation expense and a credit to paid-in capital of approximately $11 million in the second quarter of 1997, representing the difference between the exercise price and the deemed fair market value of the common stock at the date of grant. This option does not involve the issuance of additional shares of common stock by the Company and therefore, any subsequent purchase of shares under the option will not have a dilutive effect on the Company's book value or earnings per share amounts.

        The Company is in the process of an initial public offering of its shares of common stock.

          No person has been authorized
        in connection with the offering
        made hereby to give any
        information or to make any
        representation not contained in
        this Prospectus and, if given or
        made, such information or                    __________ Shares
        representation must not be
        relied upon as having been                 Trailer Bridge, Inc.
        authorized by the Company or any
        Underwriters.  This Prospectus                 Common Stock
        does not constitute an offer to
        sell or a solicitation of any
        offer to buy any of the
        securities offered hereby to any
        person or by anyone in any
        jurisdiction in which it is
        unlawful to make such offer or
        solicitation.  Neither the
        delivery of this Prospectus nor
        any sale made hereunder shall,
        under any circumstances, create
        any implication that the
        information contained herein is                __________
        correct as of any date                         PROSPECTUS
        subsequent to the date hereof.                 __________

                _________________


                TABLE OF CONTENTS                  ALEX. BROWN & SONS
                                    Page              INCORPORATED
        Prospectus Summary  . . . .    1
        Risk Factors  . . . . . . .    4
        S Corporation Status  . . .   10
        Use of Proceeds . . . . . .   10
        Dividend Policy . . . . . .   10
        Capitalization  . . . . . .   11
        Dilution  . . . . . . . . .   12
        Selected Financial and
          Operating Data  . . . . .   13
        Management's Discussion and
         Analysis of Financial
         Condition and Results of                   _____________, 1997
         Operations  . . . . . . . .  15
        Industry Overview . . . . .   22
        Business  . . . . . . . . .   23
        Management  . . . . . . . .   32
        Certain Transactions  . . .   36
        Principal Stockholders  . .   37
        Description of Capital Stock  39
        Shares Eligible for Future
         Sale   . . . . . . . . . .   42
        Underwriting  . . . . . . .   43
        Legal Matters . . . . . . .   44
        Experts . . . . . . . . . .   44
        Additional Information  . .   44
        Index to Financial Statements F-1
             __________________

           Until ________________, 1997
        (25 days after the date of this
        Prospectus), all dealers
        effecting transactions in the
        Common Stock offered hereby,
        whether or not participating in
        this distribution, may be
        required to deliver a
        Prospectus.  This is in addition
        to the obligation of dealers to
        deliver a Prospectus when acting
        as Underwriters and with respect
        to their unsold allotments or
        subscriptions.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

   Item 13. Other Expenses of Insurance and Distribution.


    Securities and Exchange Commission filing fee . . . .    $     9,393
    NASD filing fee . . . . . . . . . . . . . . . . . . .          3,600
    Nasdaq listing fee  . . . . . . . . . . . . . . . . .            **
    Transfer agent expenses and fees  . . . . . . . . . .            **
    Printing and engraving  . . . . . . . . . . . . . . .            **
    Accountants' fees and expenses  . . . . . . . . . . .            **
    Legal fees and expenses . . . . . . . . . . . . . . .            **
    Miscellaneous . . . . . . . . . . . . . . . . . . . .            **
                                                            -------------
            Total   . . . . . . . . . . . . . . . . . . .   $
                                                            =============

   __________________________

   * Other than the SEC filing fee and NASD filing fee, all fees and expenses are estimated.
   **     To be supplied by amendment.

   Item 14. Indemnification of Directors and Officers.

            The Delaware General Corporation Law (the "Delaware Act") permits a Delaware corporation to indemnify a present or former director or officer of the corporation (and certain other persons serving at the request of the corporation in related capacities) for liabilities, including legal expenses, arising by reason of service in such capacity if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and in any criminal proceeding if such person had no reasonable cause to believe his conduct was unlawful. However, in the case of actions brought by or in the right of the corporation, no indemnification may be made with respect to any matter as to which such director or officer shall have been adjudged liable, except in certain limited circumstances.

            The Company's Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws provide that the Company may indemnify directors and officers to the fullest extent now or hereafter permitted by the Delaware Act. In addition, the Company intends to enter into Indemnification Agreements with its directors and executive officers in which the Registrant will agree to indemnify such persons to the fullest extent now or hereafter permitted by the Delaware Act.

            The indemnification provided by the Delaware General Corporation Law and the Company's Amended and Restated Bylaws is not exclusive of any other rights to which a director or officer may be entitled. The general effect of the foregoing provisions may be to reduce the circumstances in which an officer or director may be required to bear the economic burden of the foregoing liabilities and expense.

            The Company may obtain a liability insurance policy for its directors and officers as permitted by the Delaware Act which may extend to, among other things, liability arising under the Securities Act of 1933, as amended (the "Securities Act").

   Item 15. Recent Sales of Unregistered Securities.

            The Company was incorporated under the laws of the State of Delaware effective April 1, 1991. The Company has not made any sales of securities during the last three years.

   Item 16. Exhibits and Financial Statement Schedules.

            (a)     Exhibits.

   *1.      Form of Underwriting Agreement

   *3A      Amended and Restated Certificate of Incorporation of the
            Registrant

   *3B      Amended and Restated Bylaws of the Registrant

   4A See Exhibits 3A and 3B for provisions of the Certificate of Incorporation and Bylaws of the Registrant defining the rights of holders of the Registrant's Common Stock

   *4B      Form of stock certificate for Common Stock

   *5 Opinion of Foley & Lardner as to the legality of the securities to be issued

   *10A     Form of Indemnification Agreement with Directors and Executive
            Officers

   10B      Bareboat Charter Party dated February 1992

            (i)     Amendment to Bareboat Charter Party dated December 31,
                    1994

            (ii)    Second Amendment to Bareboat Charter Party dated October
                    1995

            (iii)   Third Amendment to Bareboat Charter Party dated March 1,
                    1997

   10C Promissory Note dated January 1, 1997 payable to Kadampanattu Corp. in the principal amount of $4,569,131

   10D Construction and Term Loan Agreement dated as of October 13, 1995 between the Registrant, Kadampanattu Corp. and The First National Bank of Boston, as Agent

            (i) First Amendment to Construction and Term Loan Agreement dated as of May 9, 1996

            (ii) Second Amendment to Construction and Term Loan Agreement dated as of July 10, 1996

            *(iii) Third Amendment to Construction and Term Loan Agreement and Consent and Limited Waiver dated as of January 1, 1997

   10E      Chattel Mortgage Line of Credit Agreement dated as of February
            28, 1997

   10F Vessel Construction Contract dated as of December 30, 1996 between Coastal Ship, Inc. and Halter Marine, Inc.

            (i) Assignment of Vessel Construction Contract dated March 24, 1997 between Coastal Ship, Inc. and the Registrant

            (ii) Amendment No. 1 to Vessel Construction Contract dated as of April 1997

   10G Real Estate Promissory Note dated April 18, 1996 between the Registrant and First Union National Bank of Florida

   *10H     Title XI Guaranty Commitment

            *(i)    Assignment of Letter Commitment to Guarantee Obligations

   *10I Agreement and Lease dated as of August 1, 1991 between the Registrant and the Jacksonville Port Authority

   *10J Time Charter dated January 31, 1994 between the Registrant and Tidewater Marine, Inc. Towing Division

   *10K     Incentive Stock Plan

   *10L     Stock Option Award Agreement

   *23A     Consent of Deloitte & Touche LLP

   *23B     Consent of Foley & Lardner (included in Opinion filed as Exhibit
            5)

   24 Powers of Attorney (included on signature page of this Registration Statement)

   27       Financial Data Schedule

            (b)     Financial Statement Schedules.

   *        Report of Independent Auditors

   *        Schedule II - Valuation and Qualifying Accounts.

   ________________

       *  To be filed by amendment.


            All other financial statement schedules have been omitted either because they are not applicable or because the information that would be included in such schedules is included elsewhere in this Registration Statement.


   Item 17.  Undertakings.

            The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

            Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

            The undersigned Registrant hereby undertakes that:

            (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

            (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

            Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jacksonville, and State of Florida, on this 30th day of May 1997.

                              TRAILER BRIDGE, INC.


                              By:  /s/ John D. McCown
                                   John D. McCown
                                   Chairman of the Board and Chief Executive
                                     Officer


            Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated. Each person whose signature appears hereon constitutes and appoints John D. McCown, Ralph W. Heim and William G. Gotimer, Jr., and each of them individually, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, including any amendment or registration statement filed pursuant to Rule 462, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

           Signature               Title                   Date

      /s/ John D. McCown        Chairman of the Board    May 30, 1997
    John D. McCown              and Chief Executive
                                Officer and Director
                                (Principal Executive
                                Officer)

      /s/ Mark A. Tanner        Vice President  -        May 30, 1997
    Mark A. Tanner              Administration and
                                Chief Financial Officer
                                (Principal Financial
                                and Accounting Officer)

      /s/ Malcom P. McLean      Director                 May 30, 1997
    Malcom P. McLean

                                  EXHIBIT INDEX

   *1.      Form of Underwriting Agreement

   *3A      Amended and Restated Certificate of Incorporation of the
            Registrant

   *3B      Amended and Restated Bylaws of the Registrant

   4A See Exhibits 3A and 3B for provisions of the Certificate of Incorporation and Bylaws of the Registrant defining the rights of holders of the Registrant's Common Stock

   *4B      Form of stock certificate for Common Stock

   *5 Opinion of Foley & Lardner as to the legality of the securities to be issued

   *10A     Form of Indemnification Agreement with Directors and Executive
            Officers

   10B      Bareboat Charter Party dated February 1992

            (i)     Amendment to Bareboat Charter Party dated December 31,
                    1994

            (ii)    Second Amendment to Bareboat Charter Party dated October
                    1995

            (iii)   Third Amendment to Bareboat Charter Party dated March 1,
                    1997

   10C Promissory Note dated January 1, 1997 payable to Kadampanattu Corp. in the principal amount of $4,569,131

   10D Construction and Term Loan Agreement dated as of October 13, 1995 between the Registrant, Kadampanattu Corp. and The First National Bank of Boston, as Agent

            (i) First Amendment to Construction and Term Loan Agreement dated as of May 9, 1996

            (ii) Second Amendment to Construction and Term Loan Agreement dated as of July 10, 1996

            *(iii) Third Amendment to Construction and Term Loan Agreement and Consent and Limited Waiver dated as of January 1, 1997

   10E      Chattel Mortgage Line of Credit Agreement dated as of February
            28, 1997

   10F Vessel Construction Contract dated as of December 30, 1996 between Coastal Ship, Inc. and Halter Marine, Inc.

            (i) Assignment of Vessel Construction Contract dated March 24, 1997 between Coastal Ship, Inc. and the Registrant

            (ii) Amendment No. 1 to Vessel Construction Contract dated as of April 1997

   10G Real Estate Promissory Note dated April 18, 1996 between the Registrant and First Union National Bank of Florida

   *10H     Title XI Guaranty Commitment

            *(i)    Assignment of Letter Commitment to Guarantee Obligations

   *10I Agreement and Lease dated as of August 1, 1991 between the Registrant and the Jacksonville Port Authority

   *10J Time Charter dated January 31, 1994 between the Registrant and Tidewater Marine, Inc. Towing Division

   *10K     Incentive Stock Plan

   *10L     Stock Option Award Agreement

   *23A     Consent of Deloitte & Touche LLP

   *23B     Consent of Foley & Lardner (included in Opinion filed as Exhibit
            5)

    24 Powers of Attorney (included on signature page of this Registration Statement)

    27       Financial Data Schedule

   ___________________

       *  To be filed by amendment.